8/15

05010503

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME OAO RBC Information Systems

*CURRENT ADDRESS

PROCESSED

AUG 18 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34864 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 8/17/05

82-34864

ARIS
12-31-04

OAO RBC Information Systems

Consolidated Financial Statements for the year ended 31 December 2004

Contents

Independent Auditors' Report

To the shareholders of
OAO RBC Information Systems

We have audited the accompanying consolidated balance sheet of OAO RBC Information Systems and its subsidiaries (the "Group") as of 31 December 2004 and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2004, and the results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the fact that we have not audited the USD amounts in the accompanying consolidated financial statements, which have been presented solely for the convenience of users as described in note 2(d) to the consolidated financial statements.

KPMG Limited

1 August 2005

	Note	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
Revenues	6	2,212,872	1,429,111	79,747	51,502
Cost of sales	7	(1,479,852)	(948,122)	(53,330)	(34,168)
Gross profit		733,020	480,989	26,417	17,334
Distribution expenses	8	(268,881)	(275,088)	(9,690)	(9,914)
Administrative expenses	9	(166,073)	(114,336)	(5,985)	(4,120)
Other operating expenses, net	10	(8,451)	(24,713)	(305)	(891)
Profit from operations		289,615	66,852	10,437	2,409
Net financial income	12	50,936	72,715	1,836	2,621
Profit before tax		340,551	139,567	12,273	5,030
Income tax expense	13	(51,585)	(30,552)	(1,859)	(1,101)
Net profit for the year		288,966	109,015	10,414	3,929
Basic earnings per share	25	2.80	1.09	0.10	0.04
Diluted earnings per share	25	2.79	1.07	0.10	0.04

The consolidated financial statements were approved on 1 August 2005:

Chief Executive Officer

____

German Kaplun

Chief Financial Officer

____

Dmitry Belik

The consolidated income statement is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 40.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

	Note	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
ASSETS					
Non-current assets					
Property, plant and equipment	14	660,991	716,719	23,821	25,829
Intangible assets	15	331,273	211,935	11,938	7,638
Loans granted	17	4,440	-	160	-
Other investments	16	-	20	-	1
		996,704	928,574	35,919	33,468
Current assets					
Other investments	16	504,024	-	18,164	-
Loans granted	17	77,832	108,993	2,805	3,927
Inventories	18	85,984	22,655	3,099	816
Deferred expenses	19	7,387	-	265	-
Trade and other receivables	20	980,687	291,181	35,342	10,494
Cash and cash equivalents	21	569,476	423,550	20,523	15,264
		2,225,390	846,379	80,198	30,501
Total assets		3,222,094	1,775,053	116,117	63,969

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 40.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

	Note	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
EQUITY AND LIABILITIES					
Equity	22				
Share capital		149	134	6	5
Share premium		1,464,267	679,847	52,768	24,500
Treasury shares		(3,573)	-	(129)	-
Retained earnings		761,576	472,610	27,446	17,032
		2,222,419	1,152,591	80,091	41,537
Non-current liabilities					
Loans and borrowings	23	322,563	163,816	11,625	5,903
Deferred tax liabilities	24	112,329	88,677	4,048	3,196
		434,892	252,493	15,673	9,099
Current liabilities					
Loans and borrowings	23	40,731	-	1,468	-
Deferred income	19	29,645	-	1,068	-
Trade and other payables	26	494,407	369,969	17,817	13,333
		564,783	369,969	20,353	13,333
Total equity and liabilities		3,222,094	1,775,053	116,117	63,969

The consolidated balance sheet is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 40.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
OPERATING ACTIVITIES				
Net profit for the year	288,966	109,015	10,414	3,929
Adjustments for:				
Non-cash transactions	22,258	-	802	-
Depreciation and amortisation	259,414	165,300	9,349	5,957
Loss/(gain) on disposal of property, plant and equipment	(880)	18,306	(32)	660
Loss on disposal of intangible assets	-	9,888	-	356
Gain on disposal of promissory notes	(58,615)	(101,124)	(2,112)	(3,644)
Interest expense	77,064	47,580	2,777	1,714
Interest income	(34,980)	(32,687)	(1,261)	(1,178)
Revaluation to fair value of trading investments	(10,609)	-	(382)	-
Income tax expense	51,585	30,552	1,859	1,101
Operating profit before changes in working capital	594,203	246,830	21,414	8,895
(Increase)/decrease in inventories	(63,329)	36,440	(2,282)	1,313
Increase in trade and other receivables	(682,793)	(65,212)	(24,606)	(2,350)
Increase/(decrease) in trade and other payables	109,063	(2,054)	3,930	(74)
Cash flows (used in)/from operations before income taxes and interest paid	(42,856)	216,004	(1,544)	7,784
Income taxes paid	(12,558)	(12,252)	(453)	(441)
Interest paid	(51,384)	(29,905)	(1,852)	(1,078)
Cash flows (used in)/from operating activities	(106,798)	173,847	(3,849)	6,265

The consolidated statement of cash flows is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 40.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
INVESTING ACTIVITIES				
Proceeds from disposal of property, plant and equipment	33,171	3,891	1,195	140
Proceeds from disposal of investments	58,615	101,493	2,112	3,658
Repayment of loans granted	108,993	-	3,927	-
Loans provided	(82,272)	(108,993)	(2,964)	(3,928)
Interest received	28,267	42,278	1,019	1,524
Acquisition of property, plant and equipment	(129,318)	(467 583)	(4,660)	(16,851)
Acquisition of intangible assets	(225,997)	(126,918)	(8,144)	(4,574)
Acquisition of investments	(493,395)	-	(17,781)	-
Cash flows used in investing activities	(701,936)	(555,832)	(25,296)	(20,031)
FINANCING ACTIVITIES				
Proceeds from issue of share capital	807,698	-	29,108	-
Transaction costs	(14,616)	-	(527)	-
Proceeds from borrowings	173,798	151,176	6,263	5,448
Warrants redeemed	(17,317)	-	(624)	-
Acquisition of treasury shares	(749,216)	-	(27,000)	-
Net proceeds from sale of treasury shares	754,313	-	27,184	-
Proceeds from issuance of warrants	-	20,144	-	726
Cash flows from financing activities	954,660	171,320	34,404	6,174
Net increase/(decrease) in cash and cash equivalents	145,926	(210,665)	5,259	(7,592)
Cash and cash equivalents at beginning of year	423,550	634,215	15,264	22,856
Cash and cash equivalents at end of year (note 21)	569,476	423,550	20,523	15,264

The consolidated statement of cash flows is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 40.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

'000 RUR	Share capital	Share premium	Treasury shares	Retained earnings	Total
Balance at 1 January 2003	134	645,273	-	363,595	1,009,002
Net profit for the period	-	-	-	109,015	109,015
Warrants issued	-	18,612	-	-	18,612
Contribution by shareholders	-	15,962	-	-	15,962
Acquisition of treasury shares	-	-	(63,327)	-	(63,327)
Issuance of treasury shares	-	-	63,327	-	63,327
Balance at 31 December 2003	134	679,847	-	472,610	1,152,591
Net profit for the period	-			288,966	288,966
Warrants redeemed	-	(17,317)	-	-	(17,317)
Shares issued	15	807,683	-	-	807,698
Transaction costs	-	(14,616)	-	-	(14,616)
Surplus on issue of treasury shares	-	8,670	-	-	8,670
Acquisition of treasury shares	-	-	(749,216)	-	(749,216)
Issuance of treasury shares	-	-	745,643	-	745,643
Balance at 31 December 2004	149	1,464,267	(3,573)	761,576	2,222,419

The consolidated statement of changes in equity is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 40.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

'000 USD*	**Share capital**	**Share premium**	**Treasury shares**	**Retained earnings**	**Total**
Balance at 1 January 2003	5	23,254	-	13,103	36,362
Net profit for the period	-	-	-	3,929	3,929
Warrants issued	-	671	-	-	671
Contribution by shareholders	-	575	-	-	575
Acquisition of treasury shares	-	-	(2,282)	-	(2,282)
Issuance of treasury shares	-	-	2,282	-	2,282
Balance at 31 December 2003	5	24,500	-	17,032	41,537
Net profit for the period	-	-	-	10,414	10,414
Warrants redeemed	-	(624)	-	-	(624)
Shares issued	1	29,107	-	-	29,108
Transaction costs	-	(527)	-	-	(527)
Surplus on issue of treasury shares	-	312	-	-	312
Acquisition of treasury shares	-	-	(27,000)	-	(27,000)
Issuance of treasury shares	-	-	26,871	-	26,871
Balance at 31 December 2004	6	52,768	(129)	27,446	80,091

The consolidated statement of changes in equity is to be read in conjunction with the notes to and forming part of the consolidated financial statements set out on pages 11 to 40.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

1 Background

(a) Organisation and operations

OAO RBC Information Systems (the "Parent Company") and its subsidiaries (together referred to as the "Group") comprise Russian Federation open joint stock companies as defined in the Civil Code of the Russian Federation, and companies located abroad. The Parent Company's shares are traded on the Moscow Stock Exchange and RTS.

The Parent Company's registered office is at Russian Federation, Moscow, Profsoyuznaya street, 78.

The Group's principal activities are advertising and information services, operation of a TV channel and development and sale of software. These services are rendered in the Russian Federation.

(b) Russian business environment

The Russian Federation has been experiencing political and economic change that has affected, and may continue to affect, the activities of enterprises operating in this environment. Consequently, operations in the Russian Federation involve risks that typically do not exist in other markets. The accompanying consolidated financial statements reflect management's assessment of the impact of the Russian business environment on the operations and the financial position of the Group. The future business environment may differ from management's assessment.

2 Basis of preparation

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") and related interpretations adopted by the International Accounting Standards Board ("IASB").

(b) Basis of measurement

The consolidated financial statements are prepared on the historical cost basis except that instruments held for trading and available for sale are stated at fair value; and the carrying amounts of assets, liabilities and equity items in existence at 31 December 2002 include adjustments for the effects of hyperinflation, which were calculated using conversion factors derived from the Russian Federation Consumer Price Index published by the Russian Statistics Agency, *GosKomStat*. Russia ceased to be hyperinflationary for IFRS purposes as of 1 January 2003.

(c) Measurement and presentation currency

The national currency of the Russian Federation is the Russian Rouble ("RUR"), which is the Parent Company's measurement currency and the currency in which these consolidated financial statements are presented. All financial information presented in RUR has been rounded to the nearest thousand.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

(d) Convenience translation

The Parent Company's measurement currency is RUR because it reflects the economic substance of the underlying events and circumstances of the company. In addition to presenting the consolidated financial statements in RUR, supplementary information in USD has been prepared for the convenience of users of the financial statements.

The supplementary information has been prepared by translating from RUR to USD at the Official rate of the Central Bank of the Russian Federation as at 31 December 2004 of RUR 27.7487 to USD 1.

All financial information presented in USD has been rounded to the nearest thousand, unless stated otherwise.

(e) Going concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. The recoverability of the Group's assets, as well as the future operations of the Group, may be significantly affected by the current and future economic environment (see note 1(b)). The accompanying consolidated financial statements do not include any adjustments should the Group be unable to continue as a going concern.

(f) Use of estimates

Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with IFRS. Actual results could differ from those estimates.

3 Significant accounting policies

The following significant accounting policies have been applied in the preparation of the consolidated financial statements. These accounting policies have been consistently applied.

(a) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those enterprises controlled by the Group. Control exists when the Group has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

(ii) Transactions eliminated on consolidation

Intragroup balances and transactions, and any unrealised gains arising from intragroup transactions, are eliminated in preparing the consolidated financial statements. Unrealised losses are eliminated in the same way as unrealised gains except that they are only eliminated to the extent that there is no evidence of impairment.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

(b) Foreign currencies

Transactions in foreign currencies are translated to RUR at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated to RUR at the foreign exchange rate ruling at that date. Non-monetary assets and liabilities denominated in foreign currencies that are stated at historical cost are translated to RUR at the foreign exchange rate ruling at the date of the transaction. Foreign exchange differences arising on translation are recognised in the income statement.

(c) Property, plant and equipment

(i) Owned assets

Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. The cost of self-constructed assets includes the cost of materials, direct labour and an appropriate proportion of production overheads.

Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for as separate items of property, plant and equipment.

(ii) Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Plant and equipment acquired by way of finance lease is stated at an amount equal to the lower of its fair value and the present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses.

(iii) Subsequent expenditure

Expenditure incurred to replace a component of an item of property, plant and equipment that is accounted for separately, is capitalised with the carrying amount of the component being written off. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

(iv) Depreciation

Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the individual assets. Depreciation commences on the date of acquisition or, in respect of internally constructed assets, from the time an asset is completed and ready for use.

The estimated useful lives are as follows:

- TV equipment 5 years
- Computer equipment 5 years
- Office equipment 5 years
- Other assets 5 years

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

(d) Intangible assets

(i) Web-site

Costs relating to the development of a web-site are capitalized if the site is functional in nature (i.e. it is designed to generate revenue from online sales).

Expenditure on design, content and appearance of the site is expensed as incurred.

(ii) Software

Software acquired is carried at historical cost less any accumulated amortisation and any accumulated impairment losses.

(iii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognised in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalised if the product or process is technically and commercially feasible and the Group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials, direct labour and an appropriate proportion of overheads. Other development expenditure is recognised in the income statement as an expense as incurred. Capitalised development expenditure is stated at cost less accumulated amortisation and impairment losses.

(iv) Amortisation

Amortisation is charged to the income statement on a straight-line basis over the estimated useful lives of intangible assets. Intangible assets are amortised from the date the asset is available for use.

The estimated useful lives are as follows:

• Trade marks	7 years
• Software	3 years
• Web-site	3 years
• Development costs	3 years

(e) Investments

Investments are recognised (derecognised) when the Group obtains (loses) control over the contractual rights inherent in that asset.

Except as outlined below, investments are accounted for as follows:

- Investments held for trading are stated at fair value with any resulting gain or loss recognised in the income statement;
- Other investments are classified as available for sale and are stated at fair value, with any resultant gain or loss being recognised in the income statement.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

The fair value of investments held for trading and available for sale is their quoted bid price at the balance sheet date. Investments in equity securities that are not quoted on a stock exchange, and where fair value cannot be estimated on a reasonable basis by other means, are stated at cost less impairment losses.

(f) Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

The cost of inventories is based on the weighted average principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition.

(g) Trade and other receivables

Trade and other receivables are stated at cost less impairment losses.

(h) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits.

(i) Impairment

The carrying amounts of the Group's assets, other than inventories and deferred tax assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised when the carrying amount of an asset exceeds its recoverable amount. Impairment losses are recognised in the income statement.

(i) Calculation of recoverable amount

The recoverable amount of the Group's loans and receivables, is calculated as the present value of expected future cash flows, discounted at the original effective interest rate inherent in the asset. Receivables with a short duration are not discounted.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

(j) Share capital

(i) Repurchase of share capital

When share capital recognised as equity is repurchased, the amount of the consideration paid, including directly attributable costs, is deducted from equity.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

(ii) Convertible notes

Convertible notes that can be converted to share capital at the option of the holder or give right to receive shares, where the number of shares issued does not vary with changes in their fair value, are accounted for as compound financial instruments, net of attributable transaction costs. The equity component of the convertible notes is calculated as the excess of the issue proceeds over the present value of the future interest and principal payments, discounted at the market rate of interest applicable to similar liabilities that do not have a conversion option. The interest expense recognised in the income statement is calculated using the effective interest rate.

(k) Loans and borrowings

Loans and borrowings are recognised initially at cost. Subsequent to initial recognition, loans and borrowings are stated at amortised cost with any difference between cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest basis.

(l) Employee benefits

The Group makes contributions for the benefit of employees to Russia's State pension fund. The contributions are expensed as incurred.

(m) Trade and other payables

Trade and other payables are stated at cost.

(n) Income tax

Income tax for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and investments in subsidiaries where the Parent Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

* _The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d)._

(o) Revenues

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer.

Revenue from services rendered is recognised in the income statement in proportion to the stage of completion of the transaction at the balance sheet date. The stage of completion is assessed by reference to surveys of work performed.

Revenue from non-cash transactions is recognised when goods or services are exchanged for dissimilar goods and services. Revenue is measured at the fair value of the goods or services rendered, including any cash or cash equivalents received. However, when goods or services are exchanged for goods and services that are similar in nature and value, the exchange is considered as a transaction that does not generate revenue.

(p) Financial income and expenses

Financial income and expenses comprise interest expense on borrowings, interest income on funds invested, foreign exchange gains and losses, and gains and losses on the revaluation and disposal of investments held for trading and available-for-sale.

All interest and other costs incurred in connection with borrowings are expensed as incurred as part of financial expenses.

Interest income is recognised as it accrues, taking into account the effective yield on the asset.

(q) Other expenses

Payments made under operating leases are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease payments.

(r) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

(s) Comparative information

During the current year the Group modified the classification of loans granted in the balance sheet. Comparatives were reclassified for consistency, which resulted in RUR 108,993 thousand/USD* 3,927 thousand of loans provided being reclassified from trade and other receivables to loans granted.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

4 Segment reporting

Segment information is presented in respect of the Group's business segments. The primary format, business segments, is based on the Group's management and internal reporting structure. Segment information is not presented in respect of the Group's geographical segment as the Group operates in one economic environment.

Inter-segment pricing is not determined on an arm's length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items comprise mainly income-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and expenses.

(a) Business segments

Management runs the Group by distinguishing between two main segments: the Group's core business and its TV business. The Group's core business includes the provision of internet advertising services and information services; and the development and sale of software products. Although the two elements of the core business have distinct revenue streams, they use the same assets and infrastructure. Consequently, management is not able to reasonably split expenses, assets and liabilities between the two elements of the core business. The separate revenue amounts are disclosed in note 6.

The Group comprises the following main business segments:

Core-business. Provision of internet advertising, information services, developing and selling software products.

TV. Operation of a satellite TV-channel and related services.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

(i) Business segments

	Core business		TV		Eliminations		Consolidated	
'000 RUR	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Revenue from external customers	1,737,302	1,262,603	475,570	166,508	-	-	2,212,872	1,429,111
Inter-segment revenue	84,626	23,429	44,210	4,611	(128,836)	(28,040)	-	-
Total revenue	1,821,928	1,286,032	519,780	171,119	(128,836)	(28,040)	2,212,872	1,429,111
Segment result	772,717	583,850	66,239	(96,941)	(20,127)	(5,920)	818,829	480,989
Unallocated expenses							(529,214)	(414,137)
Profit from operations							289,615	66,852
Net financial income							50,936	72,715
Income tax expense							(51,585)	(30,552)
Net profit for the year							288,966	109,015
Segment assets	2,181,925	1,329,036	605,061	593,750	(301,812)	(147,733)	2,485,174	1,775,053
Unallocated assets							736,920	-
Total assets							3,222,094	1,775,053
Segment liabilities	483,557	547,095	343,321	217,180	(273,366)	(141,813)	553,512	622,462
Unallocated liabilities							446,163	-
Total liabilities							999,675	622,462
Capital expenditure	157,891	257,963	157,226	395,748	-	-	315,117	653,711

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

Business segments

'000 USD*	Core business 2004	Core business 2003	TV 2004	TV 2003	Eliminations 2004	Eliminations 2003	Consolidated 2004	Consolidated 2003
Revenue from external customers	62,609	45,501	17,138	6,001	-	-	79,747	51,502
Inter-segment revenue	3,049	845	1,594	166	(4,643)	(1,011)	-	-
Total revenue	65,658	46,346	18,732	6,167	(4,643)	(1,011)	79,747	51,502
Segment result	27,847	21,041	2,387	(3,494)	(725)	(213)	29,509	17,334
Unallocated expenses							(19,072)	(14,925)
Profit from operations							10,437	2,409
Net financial income							1,836	2,621
Income tax expense							(1,859)	(1,101)
Net profit for the year							10,414	3,929
Segment assets	78,632	47,895	21,805	21,397	(10,877)	(5,323)	89,560	63,969
Unallocated assets							26,557	-
Total assets							116,117	63,969
Segment liabilities	17,426	19,716	12,373	7,827	(9,852)	(5,111)	19,947	22,432
Unallocated liabilities							16,079	-
Total liabilities							36,026	22,432
Capital expenditure	5,690	9,296	5,6	14,262	-	-	11,3	23,558

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

5 Acquisition and disposals of subsidiaries

In 2003 the Group acquired 100% in RBC Investments Cyprus for a consideration of RUR 52 thousand/USD* 2 thousand. Negative net identifiable assets of the acquired company amounted to RUR 235 thousand/USD* 8 thousand.

In 2003 the Group disposed of 100% of ZAO Publishing House RBC for nil. The majority of the assets and liabilities of ZAO Publishing House RBC were transferred to other companies of the Group before disposal. At the date of the disposal the net identifiable assets of the company amounted to RUR 657 thousand/USD* 24 thousand.

6 Revenues

	2004	2003	2004	2003
	'000 RUR	'000 RUR	'000 USD*	'000 USD*
Revenues from advertising services	1,380,714	863,314	49,758	31,112
Revenues from developed software	701,787	468,136	25,291	16,871
Revenues from information services	113,199	94,808	4,079	3,417
Revenues from other activities	17,172	2,853	619	102
	2,212,872	1,429,111	79,747	51,502

Revenue from non-cash transactions amounted to RUR 38,420 thousand/USD* 1,385 thousand (2003: nil).

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

7 Cost of sales

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
Depreciation and amortisation	(259,414)	(165,300)	(9,349)	(5,957)
Outsourced cost of programming	(248,081)	(187,322)	(8,940)	(6,751)
Labour costs	(247,112)	(125,090)	(8,905)	(4,508)
Cost of goods sold	(241,205)	(87,073)	(8,692)	(3,138)
Marketing communication	(105,848)	(89,592)	(3,815)	(3,229)
Cost of advertising services	(104,757)	(57,603)	(3,775)	(2,076)
Information services	(85,809)	(58,504)	(3,092)	(2,108)
Outsourced labour costs	(72,181)	(93,435)	(2,601)	(3,367)
Content costs	(49,841)	-	(1,796)	-
Signal network distribution	(42,832)	(28,781)	(1,544)	(1,037)
Other	(22,772)	(55,422)	(821)	(1,997)
	(1,479,852)	(948,122)	(53,330)	(34,168)

8 Distribution expenses

Distribution expenses include services received from non-cash transactions amounting to RUR 16,162 thousand/USD* 582 thousand (2003: nil).

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

9 Administrative expenses

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
Wages and salaries	(55,334)	(43,966)	(1,994)	(1,584)
Consulting and legal	(37,291)	(8,635)	(1,344)	(311)
Communication	(13,942)	(7,511)	(502)	(271)
Rent	(11,338)	(4,529)	(409)	(163)
Insurance	(10,518)	(3,331)	(379)	(120)
Repair	(6,637)	(15,724)	(239)	(566)
Housing	(6,140)	(3,321)	(221)	(120)
Maintenance of cars	(3,355)	(1,706)	(121)	(62)
Representation costs	(2,664)	(2,312)	(96)	(83)
Stationary	(1,960)	(3,985)	(71)	(144)
IT outsourced services	(1,707)	-	(62)	-
Recruitment services	(866)	(2,016)	(31)	(73)
Other	(14,321)	(17,300)	(516)	(623)
	(166,073)	(114,336)	(5,985)	(4,120)

10 Other operating expenses, net

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
Taxes, other than on profit	(4,451)	(5,846)	(160)	(211)
Depository services	(3,982)	(258)	(144)	(9)
Penalties	(2,016)	-	(73)	-
Bank and other charges	(1,743)	(1,092)	(63)	(40)
Rental income	3,869	4,861	139	175
Gain/(loss) from disposal of property, plant and equipment	880	(18,306)	32	(660)
Loss on disposal of intangible assets	-	(9,888)	-	(356)
Other operating (expenses)/income	(1,008)	5,816	(36)	210
	(8,451)	(24,713)	(305)	(891)

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

11 Total personnel costs

The average number of employees during 2004 was 1,403 (2003: 1,160).

Total staff costs for the year amounted to 388,726 thousand RUR/ 14,009 thousand USD* (2003: 339,144 thousand RUR/ 12,222 thousand USD*).

12 Net financial income

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
Interest expense	(77,064)	(47,580)	(2,777)	(1,714)
Gain on disposal of promissory notes	58,615	101,124	2,112	3,644
Interest income	34,980	32,687	1,261	1,178
Foreign exchange gain/(loss)	12,953	(13,516)	467	(487)
Revaluation to fair value of trading investments	10,609	-	382	-
Gain from trading investments	10,843	-	391	-
	50,936	72,715	1,836	2,621

13 Income tax expense

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
Current tax expense				
Current year	(27,933)	(20,761)	(1,007)	(748)
	(27,933)	(20,761)	(1,007)	(748)
Deferred tax expense				
Origination and reversal of temporary differences	(23,652)	5,680	(852)	205
Change in tax rate	-	(15,471)	-	(558)
	(23,652)	(9,791)	(852)	(353)
	(51,585)	(30,552)	(1,859)	(1,101)

The Parent Company's applicable tax rate is 24%. The subsidiaries pay income tax in accordance with the legislative requirement of their tax jurisdictions. For the entities located in Cyprus, the applicable tax rate is the corporate income tax rate of 4.25%. The same rates were used for measuring deferred taxes.

The Group's applicable tax rate is the corporate income tax rate of 24% (2003: 24%).

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

Reconciliation of effective tax rate:

	2004 '000 RUR	%	2003 '000 RUR	%
Profit before tax	340,551	100	139,567	100
Income tax at applicable tax rate	(81,732)	(24)	(33,496)	(24)
Income taxed at lower rates	110,725	33	72,643	52
Change in tax rate	-	-	(15,471)	(11)
Non-deductible/non-taxable items	(80,578)	(24)	(54,228)	(39)
	(51,585)	(15)	(30,552)	(22)

	2004 '000 USD*	%	2003 '000 USD*	%
Profit before tax	12,273	100	5,030	100
Income tax at applicable tax rate	(2,945)	(24)	(1,207)	(24)
Income taxed at lower rates	3,990	33	2,618	52
Change in tax rate	-	-	(558)	(11)
Non-deductible/non-taxable items	(2,904)	(24)	(1,954)	(39)
	(1,859)	(15)	(1,101)	(22)

14 Property, plant and equipment

'000 RUR	TV equipment	Computer equipment	Office equipment	Other assets	Equipment for installation	Total
Cost						
At 1 January 2004	377,424	354,059	20,223	10,853	86,027	848,586
Additions	66,005	53,143	1,762	2,426	5,982	129,318
Disposals	(120)	-	-	(1,387)	(31,396)	(32,903)
Transfers	4,660	1,430	-	-	(6,090)	-
At 31 December 2004	447,969	408,632	21,985	11,892	54,523	945,001

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

'000 RUR	TV equipment	Computer equipment	Office equipment	Other assets	Equipment for installation	Total
Depreciation						
At 1 January 2004	(43,979)	(74,912)	(8,431)	(4,545)	-	(131,867)
Depreciation charge	(74,481)	(70,575)	(4,414)	(3,285)	-	(152,755)
Disposals	12	-	-	600	-	612
At 31 December 2004	(118,448)	(145,487)	(12,845)	(7,230)	-	(284,010)
Net book value						
At 1 January 2004	333,445	279,147	11,792	6,308	86,027	716,719
At 31 December 2004	329,521	263,145	9,140	4,662	54,523	660,991

'000 USD	TV equipment	Computer equipment	Office equipment	Other assets	Equipment for installation	Total
Cost						
At 1 January 2004	13,602	12,759	729	391	3,100	30,581
Additions	2,379	1,915	63	87	216	4,660
Disposals	(4)	-	-	(50)	(1,131)	(1,185)
Transfers	168	52	-	-	(220)	-
At 31 December 2004	16,145	14,726	792	428	1,965	34,056
Depreciation						
At 1 January 2004	(1,585)	(2,699)	(304)	(164)	-	(4,752)
Depreciation charge	(2,684)	(2,544)	(159)	(118)	-	(5,505)
Disposals	-	-	-	22	-	22
At 31 December 2004	(4,269)	(5,243)	(463)	(260)	-	(10,235)
Net book value						
At 1 January 2004	12,017	10,060	425	227	3,100	25,829
At 31 December 2004	11,876	9,483	329	168	1,965	23,821

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

(a) Depreciation charge

Depreciation charge of RUR 10,922 thousand/USD* 394 thousand (2003: RUR 18,876 thousand/USD* 680 thousand) is capitalised as web-site and development costs.

(b) Security

TV equipment with a carrying amount of RUR 118,185 thousand / USD* 4,259 thousand (2003: nil) is subject to a registered debenture to secure bank loans (see note 23).

15 Intangible assets

'000 RUR	Trade marks	Software	Web-site	Development costs	Total
Cost					
At 1 January 2004	-	50,464	153,086	179,083	382,633
Additions	51,120	91,221	35,460	59,118	236,919
At 31 December 2004	51,120	141,685	188,546	238,201	619,552
Amortisation					
At 1 January 2004	-	(5,499)	(65,617)	(99,582)	(170,698)
Amortisation charge	(4,538)	(18,847)	(44,133)	(50,063)	(117,581)
At 31 December 2004	(4,538)	(24,346)	(109,750)	(149,645)	(288,279)
Net book value					
At 1 January 2004	-	44,965	87,469	79,501	211,935
At 31 December 2004	46,582	117,339	78,796	88,556	331,273

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

'000 USD*	Trade marks	Software	Web-site	Development costs	Total
Cost					
At 1 January 2004	-	1,819	5,517	6,454	13,790
Additions	1,842	3,287	1,278	2,130	8,537
At 31 December 2004	1,842	5,106	6,795	8,584	22,327
Amortisation					
At 1 January 2004	-	(198)	(2,365)	(3,589)	(6,152)
Amortisation charge	(164)	(679)	(1,590)	(1,804)	(4,237)
At 31 December 2004	(164)	(877)	(3,955)	(5,393)	(10,389)
Net book value					
At 1 January 2004	-	1,621	3,152	2,865	7,638
At 31 December 2004	1,678	4,229	2,840	3,191	11,938

(a) Amortisation charge

The amortisation charge for the year is included in "cost of sales".

(b) Trade marks

During 2004 the Group acquired two trade marks: "Company of the year" and "Brand of the year". Crosby Group Corporation, the Company that sold the trade mark "Company of the year" to the Group, was involved in a law suit with another party over the ownership of this brand. Due to an infringement of Crosby Group Corporation's right, on 18 March 2005 the Moscow Arbitration Court cancelled the registration of the Trade Mark. However, in July 2005 Crosby Group Corporation won an appeal in respect of this case (see note 32).

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

16 Other investments

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
Non-current				
Available for sale investments	-	20	-	1
Current				
Trading investments	166,295	-	5,993	-
Bank promissory notes available for sale	337,729	-	12,171	-
	504,024	-	18,164	-

The fair value of trading investments with a carrying amount of RUR 166,295 / USD* 5,993, was determined by reference to their quoted market prices; these investments are listed on the RTS.

Bank promissory notes available for sale include RUR 151,700 thousand/USD* 5,467 thousand of promissory notes repayable in February 2005 and bearing no interest and RUR 147,829 thousand/USD* 5,327 thousand of bank promissory notes repayable in March 2005 bearing 14% interest. Also, they include bank promissory notes of RUR 34,900 thousand/USD* 1,258 thousand with a maturity date 2006-2007 and bearing 14% interest and USD bank promissory notes of RUR 3,300 thousand/USD* 119 thousand with a maturity date 2007 and bearing 9% interest. These promissory notes were repaid in January 2005.

Available for sale investments as at 31 December 2003 stated at cost comprised unquoted equity securities in associates and subsidiaries. These subsidiary companies were not consolidated in the Group financial statements as of and for the year ended 31 December 2003 as the impact of consolidation would not be material to the Group financial statements. The associated companies were not accounted using the equity method in the Group financial statements as of and for the year ended 31 December 2003 as the impact of this would not be material. As at 31 December 2004 these subsidiaries are consolidated and the associated companies were disposed of.

17 Loans granted

Non-current loans granted represent a loan provided to the executive director (see note 30(b)). The loan is repayable in 2010 and bears 6% interest.

Current loans granted include RUR 8,360 thousand/USD* 301 thousand of 9.75% interest bearing loans provided to the shareholders (see note 30(b)); RUR 53,508 thousand/USD* 1,928 thousand of 5-6% interest bearing loans provided to third parties and 13,840 thousand/USD* 499 thousand of short-term loans granted to related parties at an effective interest rate of 4% pledged by flats in Moscow (see note 30(c)). In 2003 the current loans granted represented loans provided to a related party bearing 0.5% interest and repayable in March 2004.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

18 Inventories

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
Raw materials and consumables	7,908	3,164	285	114
Work in progress	2	382	-	14
Goods for resale	78,074	19,109	2,814	688
	85,984	22,655	3,099	816

19 Deferred expenses and deferred income

Deferred expenses represent future advertising expenses and deferred income represent future revenue from advertising services. Such expenses and income result from barter transactions.

20 Trade and other receivables

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
Accounts receivables – trade	536,055	52,662	19,318	1,898
Prepayments	124,196	123,171	4,476	4,439
VAT receivable	82,759	79,713	2,982	2,873
Interest receivable	9,122	2,409	329	87
Other receivables	228,555	33,226	8,237	1,197
	980,687	291,181	35,342	10,494

Other receivables include a receivable for the sale of treasury shares of RUR 169,397 thousand /USD* 6,105 thousand (2003: nil) and a receivable for the sale of trading investments of RUR 46,063 thousand/USD* 1,660 thousand (2003: nil).

21 Cash and cash equivalents

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
Cash in bank and on-hand	129,969	423,550	4,684	15,264
Cash held by brokers	439,507	-	15,839	-
Cash and cash equivalents in the statement of cash flows	569,476	423,550	20,523	15,264

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

Cash held by brokers represents cash expected to be used for the purchase of trading investments. This cash could be received at any time with a 10 days' notification.

22 Equity

(a) Share capital and share premium

Number of shares unless otherwise stated	Ordinary shares 2004	Ordinary shares 2003
Authorised shares	115 000 000	100 000 000
Par value	RUR 0.001	RUR 0.001
Issued at beginning of year	100 000 000	100 000 000
Issued for cash	15 000 000	-
Issued at end of year, fully paid	115 000 000	100 000 000

(b) Treasury shares

At the balance sheet date the Group held 150 000 (2003: nil) of its own shares.

(c) Dividends

In accordance with the Russian legislation the Parent Company's distributable reserves are limited to the balance of accumulated retained earnings as recorded in the Parent Company's statutory financial statements prepared in accordance with Russian Accounting Principles. As of 31 December 2004 the Parent Company had a cumulative retained loss, including the loss for the current year, of RUR 3,687 thousand (USD 133 thousand converted at the closing exchange rate of 27.7487). As of 31 December 2003 the Parent Company had cumulative retained earnings, including the profit for the year, of RUR 1,940 thousand (USD 70 thousand converted at the closing exchange rate of 27.7487).

(d) Warrants

No new shares were issued in order to settle the warrants. For this purpose, the Group acquired and issued treasury shares.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

23 Loans and borrowings

This note provides information about the contractual terms of the Group's loans and borrowings.

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
Non-current				
Secured bank loans	154,883	-	5,582	-
Unsecured bond issue	167,680	163,816	6,043	5,903
	322,563	163,816	11,625	5,903
Current				
Current portion of secured bank loans	31,052		1,119	
Unsecured borrowings	9,679	-	349	-
	40,731	-	1,468	-

For more information about the Group's exposure to interest rate and foreign currency risk, see note 28.

(a) Terms and debt repayment schedule

'000 RUR	Total	Under 1 year	1-5 years
Secured bank loans:			
USD – fixed at 13.25%	185,935	31,052	154,883
Unsecured bond issues			
USD – fixed at 15.25%	167,680	-	167,680
Unsecured borrowings			
USD – fixed at 9%	9,679	9,679	-
	363,294	40,731	322,563

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

'000 USD*	Total	Under 1 year	1-5 years
Secured bank loans:			
USD – fixed at 13.25%	6,701	1,119	5,582
Unsecured bond issue			
USD – fixed at 15.25%	6,043	-	6,043
Unsecured borrowings			
USD – fixed at 9%	349	349	-
	13,093	1,468	11,625

The secured bank loans are received from KB OOO Moskommerzbank. The bank loans are denominated in USD and have an effective interest rate of 13.25%. They are secured by TV equipment with a carrying amount of RUR 118,185 thousand /USD* 4,259 thousand (see note 14(b)) and 3,661,774 shares of RBC Information Systems pledged by shareholders (see note 30).

In February 2003, the Group issued long term 15.25% bonds with a par value of USD 6 million and a maturity date of February 2006. The bonds have an effective interest rate of 19.25%. Subscribers to the bonds received a warrant to acquire 10,000 shares in RBC Information Systems for every bond held exercisable at any time after a 12 month period from issue of the bonds. The warrant exercise price is nil. Following their issue, the warrants are detachable from the bonds. At 31 December 2004 there are 15 warrant unexercised, equal to 150 000 shares. The interest on the bonds is payable on 30 June and 31 December in each year starting from 30 June 2003.

24 Deferred tax assets and liabilities

(a) Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following items:

'000 RUR	Assets		Liabilities		Net	
	2004	2003	2004	2003	2004	2003
Property, plant and equipment	-	-	(70,259)	(61,471)	(70,259)	(61,471)
Intangible assets	-	-	(38,719)	(29,493)	(38,719)	(29,493)
Inventories	-	-	-	(2,394)	-	(2,394)
Trade and other receivables	1,199	1,505	-	-	1,199	1,505
Loans and borrowings	-	-	(5,549)	(3,956)	(5,549)	(3,956)
Trade and other payables	999	6,276	-	-	999	6,276
Tax loss carry-forwards	-	856	-	-	-	856
Tax assets/(liabilities)	2,198	8,637	(114,527)	(97,314)	(112,329)	(88,677)

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

'000 USD*	Assets		Liabilities		Net	
	2004	2003	2004	2003	2004	2003
Property, plant and equipment	-	-	(2,532)	(2,215)	(2,532)	(2,215)
Intangible assets	-	-	(1,395)	(1,063)	(1,395)	(1,063)
Inventories	-	-	-	(86)	-	(86)
Trade and other receivables	43	54	-	-	43	54
Loans and borrowings	-	-	(200)	(143)	(200)	(143)
Trade and other payables	36	226	-	-	36	226
Tax loss carry-forwards	-	31	-	-	-	31
Tax assets/(liabilities)	79	311	(4,127)	(3,507)	(4,048)	(3,196)

(b) Movement in temporary differences during the year

'000 RUR	1 January 2004	Recognised in income	31 December 2004
Property, plant and equipment	(51,471)	(8,788)	(70,259)
Intangible assets	(29,493)	(9,226)	(38,719)
Inventories	(2,394)	2,394	-
Trade and other receivables	1,505	(306)	1,199
Loans and borrowings	(3,956)	(1,593)	(5,549)
Trade and other payables	6,276	(5,277)	999
Tax value of loss carry-forwards recognised	856	(856)	-
	(88,677)	(23,652)	(112,329)

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

'000 USD*	1 January 2004	Recognised in income	31 December 2004
Property, plant and equipment	(2,215)	(317)	(2,532)
Intangible assets	(1,063)	(332)	(1,395)
Inventories	(86)	86	-
Trade and other receivables	54	(11)	43
Loans and borrowings	(143)	(57)	(200)
Trade and other payables	226	(190)	36
Tax value of loss carry-forwards recognised	31	(31)	-
	(3,196)	(852)	(4,048)

25 Earnings per share

The calculation of basic earnings per share at 31 December 2004 was based on the net profit for the year and the weighted average number of ordinary shares outstanding during the year of 103,347,500 (2003: 100,000,000) calculated as follows:

In thousands of shares	2004	2003
Issued ordinary shares at 1 January	100,000	100,000
Effect of own shares held	(403)	-
Effect of shares issued in October	3,750	-
Weighted average number of ordinary shares at 31 December	103,347	100,000

A weighted average number of dilutive potential shares (warrants) of 402,500 (2003: 1,130,000) was taken into account in the calculation of diluted earnings per share. The assumed issue of warrants had no effect on the net profit for the year.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

26 Trade and other payables

	2004 '000 RUR	2003 '000 RUR	2004 '000 USD*	2003 '000 USD*
Accounts payable – trade	136,062	93,143	4,903	3,357
Advances received	40,348	120,405	1,454	4,339
Payables to shareholders	135,070	136,347	4,868	4,914
Income tax payable	23,884	8,509	860	306
Other payables and accrued expenses	159,043	11,565	5,732	417
	494,407	369,969	17,817	13,333

Other payables and accrued expenses include RUR 114,261 thousand/USD* 4,118 thousand of payables for the purchase of treasury shares (2003: nil).

27 Share options

In July 2002, the compensation committee of the Group set up an option program for the members of the Board of directors. Under this program within a 3-year period a performance assessment needs to be made of each member. The result of the performance assessment will determine the number of shares to be granted to each of the members. The following maximum number of shares to be granted were determined by the compensation committee:

German Kaplun	500,000
Alexander Morgulchik	500,000
Dmitry Belik	500,000
Sergei Lukin	250,000
Oleg Diatlov	250,000
Yuri Mostovoy	250,000
Givi Topchishvili	250,000
Hans-Joerg Rudloff	250,000
Neil Osborn	250,000
Michael Hammond	250,000

The shares will be exercisable at 130% of the $0.83 share price at which the Parent Company's ordinary shares were initially offered to the public in April 2002.

As at 31 December 2004 the performance assessments had not been made and the number of shares to be granted to each member of the Board of directors had not been determined. The total number of shares reserved for the share option program for Board members amounts to 3% of the Company's total issued shares.

At present the Group does not have a share option program for middle management but the Board of directors is considering such a program. After introduction of such program the total number of shares reserved for share option programs may reach up to 5%.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

28 Financial instruments

Exposure to credit, interest rate and currency risk arises in the normal course of the Group's business.

(a) Credit risk

The Group does not require collateral in respect of financial assets. Credit evaluations are performed for all customers, other than related parties, requiring credit over a certain amount.

At the balance sheet date there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet.

(b) Interest rate risk

The Group adopts a policy of ensuring that the major part of its exposure to changes in interest rates on loans and borrowings is on a fixed rate basis.

(c) Foreign currency risk

The Group incurs foreign currency risk on sales, purchases and borrowings that are denominated in a currency other than RUR. The currencies giving rise to this risk are primarily USD and Euro. Management does not hedge the Group's exposure to foreign currency risk.

(d) Fair values

The fair value of investments is discussed in note 16.

In other cases fair value has been determined as of the balance sheet date by discounting the estimated future cash flows using market interest rates for similar instruments. As a result management believes that the fair value of its financial assets and liabilities approximates their carrying amounts.

29 Contingencies

(a) Insurance

The insurance industry in the Russian Federation is in a developing stage and many forms of insurance protection common in other parts of the world are not yet generally available. The Group does not have full coverage for its plant facilities, business interruption, or third party liability in respect of property or environmental damage arising from accidents on Group property or relating to Group operations. Until the Group obtains adequate insurance coverage, there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

(b) Taxation contingencies

The taxation system in the Russian Federation is relatively new and is characterised by frequent changes in legislation, official pronouncements and court decisions, which are often unclear,

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

contradictory and subject to varying interpretation by different tax authorities. Taxes are subject to review and investigation by a number of authorities, which have the authority to impose severe fines, penalties and interest charges. A tax year remains open for review by the tax authorities during the three subsequent calendar years; however, under certain circumstances a tax year may remain open longer. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in their interpretation and enforcement of tax legislation.

These circumstances may create tax risks in the Russian Federation that are substantially more significant than in other countries. Management believes that it has provided adequately for tax liabilities based on its interpretations of applicable Russian tax legislation, official pronouncements and court decisions. However, the interpretations of the relevant authorities could differ and the effect on these consolidated financial statements, if the authorities were successful in enforcing their interpretations, could be material.

The way in which the Group structured its activities within the Group may possibly be challenged by the tax authorities of the Russian Federation. In addition, some transactions of the Group, aimed at reduction of tax costs, may be not in compliance with the transfer pricing provisions of Russian tax legislation. In case of successful challenge by the tax authorities, additional tax payments, including fines and penalties, could be assessed.

Based on the facts available, no provision for potential tax liabilities has been made in these consolidated financial statements, as management believes that it is not likely that an outflow of funds will be required to settle such obligations.

Management has determined that it is not practicable to estimate the amount of potential tax liabilities, relating to the current and previous financial years, which could be imposed on the Group as a result of the above.

30 Related party transactions

(a) Control relationships

The Parent Company is owned by individuals. Top management control 65.54% of the voting shares of the Parent Company. In addition, the Group has a controlling relationship with all of its subsidiaries (see note 31 for a list of subsidiaries).

(b) Transactions with management and close family members

Loans to executive directors amounting to RUR 4,440 thousand / USD* 159 thousand (2003: nil) are included in "non-current loans granted" and RUR 8,360/USD* 301 thousand (2003: nil) included in "current loans granted" (see note 17). The non-current loan granted bears 6% interest and is repayable in 2010. Current loans granted bear 9.75% interest and are repayable in 2005.

In addition 3,661,774 shares of RBC Information Systems owned by shareholders were pledged under the non-current secured bank loan (see note 23(a)).

(c) Transactions with other related parties

Related parties comprise the shareholders of the Parent Company and all other companies in which those shareholders, either individually or together, have a controlling interest.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

During 2004 the Group received financial services from its related parties for RUR 3,080 thousand/USD* 111 thousand (2003: nil).

During 2004 the Group received IT services from their related parties for RUR 10,169 thousand/USD* 366 thousand (2003: nil).

As at 31 December 2004 the Group has granted loans of RUR 13,840 thousand/USD* 499 thousand to its related parties at an effective interest rate of 4%. The loans are pledged by flats in Moscow (see note 17).

During 2004 the Group received bridge financing from its related parties of RUR 110,995/USD* 4, 000 thousand at effective interest rate of 12% (2003: nil).

During 2004 the Group received an interest free loan from the shareholders of RUR 641,700 thousand/USD* 23,125 thousand. The loan was repaid close to the year end. Also in 2004 the Group provided a loan at effective interest rate of 9,75% of RUR 572,161 thousand/USD* 20,619 thousand to its shareholders. The loan was repaid in 2004.

(d) Pricing policies

Prices for related party transactions are determined by the Group on an ongoing basis.

31 Significant subsidiaries

	Country of incorporation	Ownership/voting	
		2004	2003
ZAO "RosBusinessConsulting"	Russia	100%	100%
"RBC-Publishing" Ltd.	Russia	100%	-
"RBC Information Systems (Europe)" N.V.	The Netherlands	100%	100%
RBC Investments (Cyprus) Limited	Cyprus	100%	100%
OOO "It Grupp"	Russia	100%	-
ZAO "RBC Soft"	Russia	100%	100%
OOO "RBC Center"	Russia	100%	100%
Information Research Center PECOM Politics, Economics, Marketing	Russia	100%	-
OOO "Art Systems"	Russia	100%	100%
OOO "Art Reclama"	Russia	100%	100%
OOO "RBC-Reclama"	Russia	100%	-
ZAO "RBC-TV"	Russia	100%	100%
OOO "RBC-TV Production"	Russia	100%	100%
ZAO "RBC Holding"	Russia	100%	-
OOO "Niken"	Russia	60%	60%
OOO "Merkot"	Russia	60%	-

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

OOO Niken and OOO Merkot are consolidated based on 100% ownership as 40% of their shares is held by nominal shareholders for the benefit of the Group.

32 Events subsequent to the balance sheet date

The Group established a Level-1 ADR program (ticker symbol: RINFY, CUSIP number: 75523Q102) for its common stock on March 24, 2005. One ADR represents four ordinary shares. ADRs are tradable on the OTC market. The main goal of the issue is to enable international retail and institutional investors to participate in the share capital of RBC.

The Group purchased the trademark "Company of the year" from Crosby Group Corporation (see note 15(b)). However, due to an infringement of Crosby Group Corporation's right, on 18 March 2005 the Moscow Arbitration Court cancelled the registration of the trade mark. Crosby Group Corporation filed an appeal against the decision of the court, which it won in July 2005. The next appeal is not expected until the end of 2005.

* *The USD equivalent figures are provided for information purposes only and do not form part of the audited financial statements – refer note 2(d).*

RBC

Annual Report | 2004



OAO RBC Information Systems

Moscow 2005

Table of Contents



chapter I

Address to Shareholders



Dear Shareholders,



German Kaplun

Chairman of the Board

RBC Information Systems

The Company had a tremendous 2004 - we reached all key targets on our agenda for the year, which resulted into significant growth of RBC's business. RBC further reinforced its position as a provider of a broad range of advertising services and an undisputable leader in bringing practical, user-friendly and comprehensive business information to the Russian-speaking audience. In the sphere of information technologies, we grew into one of the major players on the Russian software programming market.

RBC outperformed its initial financial forecast and finished the year with record consolidated revenue and net profit. The Company registered a total revenue growth exceeding 50% for the forth year running.



Dr. Yuri Rovensky

General Director

RBC Information Systems

Touching upon the main financial results and strategic achievements, we would like to highlight the following:

- *Full-year revenue rose 55% to $79.7m, due to strong operating performance in all key segments and overall economic growth in Russia. Consolidated net income surged 165% from $3.9m to $10.4m*
- *RBC TV continued to exceed its sales target, TV advertising revenue reached $17.1m, which was comparable to RBC's revenue from online advertising*
- *RBC TV is strongly on track to reach an operational break-even point in the 2nd quarter of 2005*
- *RBC was given 51st place on the Deloitte Technology Fast 500 rating of the fastest growing hi-tech companies in EMEA*

- *RBC was ranked 14th in the S&P Transparency and Disclosure Survey 2004 of 60 largest Russian public companies*
- *The Company was granted the highest A-class corporate governance rating by Expert RA rating agency and the Russian Institute of Directors*

All segments of our media business demonstrated leadership in its field. For example, www.rbc.ru, Russia's major business portal, increased the difference with its nearest competitor to 20 times in terms of the number of unique visitors. Cnews.ru remained the flagship online resource dedicated to hi-tech news, and Autonews.ru became one of the two most popular web sites among people interested in automotive news in Russia.

Our strategy aimed at capturing the business television segment has proved right. RBC TV has managed to dramatically increase its number of regular viewers just within six months of operations. The core of the channel's weekly audience reached over 3 million people in October 2004. In terms of the average viewing time, RBC TV was on the third place after two major national television channels in Russia. We consider it to be an obvious success! Additionally, in 2004, RBC launched four large media projects, which include the rating agency RBC Rating and a specialized resource on real estate. Eventually RBC's combined Internet and television audience reached 10 million people. No other business media group can offer a comparable audience in Russia.

In the field of information technologies, the Company expanded its client base by about 25% to total 250 various state organizations as well as large and medium-size enterprises. An impressive growth in this area was achieved thanks to a well-diversified product portfolio, strong project implementation capabilities and a favorable market situation.

We are extremely proud of the talented and professional RBC team. Our leadership primarily depends on our people, as it is their skill, application and dedication that create independent current news and top-notch IT products.

We are benefiting from strong execution of our growth initiatives and Russia's good economic performance. As a result, we are going into 2005 with excellent momentum and solid basis for further expansion. Looking forward, we are planning to build on our successes as we launch more new media and IT projects in 2005 and beyond. We are also confident that our organic growth will be considerably accelerated through acquisitions.

Sincerely yours,

German Kaplun
Chairman of the Board
RBC Information Systems

Dr. Yuri Rovensky
General Director
RBC Information Systems

chapter II

About the Company



RBC is a leading, and the most reliable, source of business information in Russia, and one of the main players on the domestic software programming market. Since its establishment in 1993, the Company has developed into a prominent media & IT group showing strong double-digit growth.

RBC's media business is represented by information agency RIA RosBusinessConsulting, Russia's largest financial & economic news portal www.rbc.ru and a number of other online resources mainly targeted at the business community and other specialized high-income audiences. In 2003, the Company launched Russia's first business TV channel, RBC TV in association with CNBC and CNN. By the end of 2004, it has become available to about 37m people in Russia and some 10m viewers in Kazakhstan, Ukraine, Belarus and the Baltic States.

RBC has the largest business audience among all of mass media in Russia. The Company estimates the combined monthly number of users of its TV and Internet resources at about 10m people. This unique audience, which mainly consists of affluent and well-educated people, makes RBC an extremely attractive advertising platform. In 2004, the Company's clientele on the Internet reached 1,700 advertisers. The TV channel gained over 100 advertisers in less than 18 months on the air and became a significant contributor to RBC's revenue.

On the IT front, RBC generates proprietary "turn-key" solutions, implements software products of the world's top software vendors, undertakes general and offshore programming, and provides system integration services. In 2004, the total IT customer base reached 250 clients, including companies and state organizations. RBC was named 51st among the 500 fastest-growing hi-tech companies in EMEA on the Deloitte Technology Fast 500 rating.

RBC was the 1st company to conduct a successful IPO in Russia. It keeps the focus on implementing sound principles of corporate governance and information transparency, which are an indispensable precondition for obtaining and retaining the trust of shareholders. Achievements in this area have been recognized by S&P and the Expert RA rating agency. RBC's Board is one third comprised of independent members, who guarantee the rights of minority shareholders and bring in additional expertise.

chapter III

Company Structure





Subsidiaries and joint ventures

RBC's ultimate holding company was incorporated and registered on 18 August 2000 as a Russian open joint-stock company called OAO Netrus Holding in the register of the Moscow Registration Chamber under number 002.010.991. OAO Netrus Holding was renamed into OAO RBC Information Systems on 13 September 2001 and re-registered as such on 24 September 2001. On 31 October 2002, OAO RBC Informations Systems was entered into the unified state registry of legal entities as Inspectorate No. 36 of the Ministry of the Russian Federation for Taxes and Levies in the southwestern administrative district of the city of Moscow under the main state registration number 1027700381851.

OAO RBC Information Systems is presently the ultimate holding company and directly or indirectly wholly owns each of its subsidiary entities.

Subsidiaries of OAO RBC Information Systems

(as of December 31, 2004):

ZAO RosBusinessConsulting
— the news agency of the holding.

ZAO RBC SOFT
— specializes in development, installation and sales of software and creation of Internet solutions for medium-size and large businesses.

OOO RBC-Center
— a system integrator, which implements selected large projects for different government agencies and performs contracts awarded as a result of tenders.

ZAO RBC Holding
— represents the holding in joint ventures and/or in the share capital of other companies.

ZAO RBC TV
— the business news television station of the holding.

RBC Information Systems (Europe) N.V. — founded in the Netherlands for the provision of media and IT services on foreign markets.

OOO RBC-Publishing
— founded for the marketing of RBC's advertising services.

OOO RBC-Reklama
— promotes RBC's advertising services on different markets.

ZAO Information and Research Center 'Politics, Economics, Marketing'
— was acquired by RBC in 2004. The main type of activities is research of political and economic processes in transitional period, marketing, advertising and public relations services. RBC owns the rights for the 'Best Brand' trademark through this enterprise

The Company participates in joint ventures where it is necessary to consider the needs of its customers and the requirements of specific transactions. It is the Company's policy to hold a minimum of 50% ownership in a joint venture that bears the RBC name. In addition, the Company insists on having the ability to influence material business decisions in all joint venture arrangements that it enters into.

Joint Ventures of RBC

(as of December 31, 2004)

Name of company	Activities	Company's share in the authorized capital
OOO PC Home	A joint venture with OOO «Vse dlya PK Center» for the online sale of computers and office supplies via the «Vse dlya PK» website. The company is controlled via ZAO RBC Holding.	**50%**
OOO RBC- Pro	A joint venture relating to the creation of a travel section on the Company's website. The company is controlled via ZAO RBC Holding.	**50%**
OOO Telli	A joint venture that presently performs no operations. The company is controlled via ZAO RBC Holding.	**50%**
OOO Merkot	A joint venture that owns one of Russia's largest banner exchange networks, as well as an Internet forum (www.webforum.ru). The company is controlled via ZAO RBC Holding.	**60%**
ZAO RBC Engineering	This joint venture is wholly owned by the holding company (RBC Holding has 99% of the shares, and RBC-Center has 1%). The venture is the founder of the electronic newspaper RBC-Daily (Certificate No. 77-8050 dated June 20, 2003, issued by the Russian Media Ministry). RBC-Daily specializes in financial, economic and political news.	**100%**

Name of company	Activities	Company's share in the authorized capital
OOO RBC-TV Production	The joint venture is wholly owned by the holding company (RBC-TV has 99% of the shares, and RBC Information Systems has 1%). The venture was founded for the production of different TV programs.	**100%**
RBC Investments (Cyprus) Limited	This joint venture is wholly owned by the holding company (RBC Information Systems (Europe) N.V. has 100% of the shares). It is used for the provision of services for some foreign clients of the holding company.	**100%**
OOO RBC Software Product	The joint venture is wholly owned by the holding company (RBC SOFT has 99 percent, and RBC Holding has 1 percent). At present, this company is dormant.	**100%**
OOO ROVERST	A joint venture founded by the Company and Mr. Raji Menon. It is currently dormant.	**50%**
OOO IT Group	This joint venture is wholly owned by RBC Investments (Cyprus) Limited and established for financial purposes.	**100%**
RBC International Limited	This joint venture is wholly owned by RBC Invesments (Cyprus) Limited, its purpose is to provide services for some foreign clients of the holding company	**100%**

Personnel and HR policy

Our leadership depends on our people. It is their skill, application and dedication that create independent current news and top-notch IT products. In this respect, RBC's human resources policy is focused on building a highly efficient, responsible and cohesive team capable of securing a leading position for the Company in a competitive market to meet the manifold demands of all clients.

The Company views the following issues as basic HR policy objectives:

- *increasing work motivation, creating employees' direct interest in achieving high results*
- *building and training a personnel reserve to be promoted to managerial positions based on a career-planning system and continued personnel training*
- *creating a system of social benefits for employees*
- *providing opportunities for harmonious personal and professional development of employees*
- *upholding and developing corporate culture at the Company.*

Throughout 2004, the human resources department implemented a number of projects, including:

- *improving the procedure of adaptation of new employees*
- *introducing a system of positions at some departments based on personnel appraisal*
- *development of the My.RBC corporate intranet resource*
- *organization of various specialized and managerial trainings.*

The Company holds regular reporting meetings for employees of the media and IT divisions, where department chiefs review the progress of key projects, discuss achieved results and prospects for the future in an informal atmosphere. Top and middle-level management as well as simple employees have the opportunity to meet their colleagues and share ideas. Best specialists in various areas are recognized and awarded.

In 2004, the corporate intranet portal My.RBC became an efficient mechanism for distribution of official information and informal communication. The Corporate Publishing Forum named My.RBC the best intranet newspaper of the year 2004.

RBC is implementing corporate social projects for its employees and their families. The Company has launched a system of social benefits, and has adopted short- and long-term plans for professional skills development. The Company has obtained special insurance, crediting and other offers for its employees. Also, the Company organizes corporate contests and offers various sports, as well as arranges contests and team-building events for employees and their families.

Average staffing numbers by department are shown in the following table:

Division	Personnel
Media	
Journalists and analysts	269
Information and advertising sales	87
Senior management	11
Other	29
Total media	396
IT	
IT engineers and project managers	227
Sales department	31
Senior management	9
Other	15
Total IT	282
RBC TV	
Journalists, editors, analysts and presenters	320
Technical staff	224
Senior management	8
Other	52
Total RBC TV	604
Senior executives	16
Financial and legal departments	52
Assistants	19
TOTAL	**1369**

In 2004, the average staffing and payroll numbers grew approximately by one third. The payroll total reflected an increase in the number of reporters and analysts at RBC TV and RosBusinessConsulting information agency resulting from the launch of new TV programs and Internet resources. The number of sales specialists was also increased. The Company believes that a strong sales force is key for being successful in the advertising business. In the area of IT services, more programmers and project managers were recruited to carry out the increasing number of IT projects.

Personnel breakdown by gender and age


41%
59%
Men
Women
4%
46%
52%
Under 30 years
From 30 to 50
Over 50 years

RBC TV remains the Company's largest structural unit, with 604 full-time employees. A considerable number of technical personnel (224 people) are required to provide 24-hour broadcasting. The media division (exclusive of RBC TV) has 396 full-time employees, including 269 journalists, proofreaders, analysts and editors, mostly engaged in creating news materials for RosBusinessConsulting information agency and maintaining Internet-portals. Management ensures the usage of synergies between the TV channel and the information agency, which implies the sharing of their content-producing resources to report news both on the Internet and TV.

The share of administrative personnel, including executive management, accounting and finance, public relations, human resources and legal staff (excluding middle management) remained unchanged and represents 7% of the Company's workforce.

Organizational structure


Board of Directors
German Kaplan
Alexander Morgulchik
Dmitry Belik
Leonid Khazan
Ekaterina Lebedeva
Sergey Lukin
Michael Hammond
Neil Osborn
Yuri Mostovoy
Hans-Joerg Rudloff
Alexander Morgulchik
Vice Chairman
for Business Strategy
and Development
German Kaplan
Chairman
of the Board of Directors
and CEO
Dmitry Belik
Vice Chairman
and Chief Financial
Officer
General Director
Yuri Rovensky
Media Business & RBC TV Director
Artyom Inutin
IT Business Director
Alexey Kozovkin
RBC TV
News Agency
Financial & Stock Market Information
Research & Analytics
News Department
Information Sales Department
Programming Department
Distribution Department
Editorial staff of RBC Daily, Utro.ru, CNews.ru, Autonews.ru
Technical Department
Internet Advertising
TV Advertising
Media Planning & Corporate Clients Department
Marketing Communications
Conference Department
Media Relations Department
HR Department
Administration & Maintenance Department
Associated Offices: St. Petersburg, New York
Software Department
Corporate Solutions Department
Government Liaison Department
Internet Projects Department
Internal Solutions Department
Sales & Marketing
Quality Control
Accounting Department
Legal Department
Investor Relations
Financial Planning & Control

chapter IV

Business Overview


WWW
BUSINESS
РосБизнесКонсалтинг
РБК

Macroeconomic review for 2004

By and large, the year 2004 proved successful for Russia from the macroeconomic perspective. Faster growth rates of the world's largest economies furnished a favorable foreign economic situation for Russian exporters, permitted the Bank of Russia to considerably augment the country's gold and currency reserves (up by 61.87% to $128.5bn at year-end), yielded a substantial surplus in the federal budget and allowed the Finance Ministry to increase the Stabilization Fund to 740bn rubles. High prices for commodities traditionally exported by Russia and considerable economic growth rates enabled Russian businesses to markedly enhance their cost effectiveness.

Macroeconomic stability and relatively fast economic growth – in the first half of 2004, GDP growth rates never sank below 7% – gave reasons to the world's leading ratings agencies Moody's, Fitch and Standard & Poor's to upgrade Russia's sovereign rating to investment level.

At year-end, Russia's GDP amounted to 16,778,800,000 rubles at current market prices, up by 7.1% from 2003. Russia's industrial output increased by 6.1% during the year. Commodities output went up by 6.3%, the volume of services by 7.9%. Thus, Russia outstripped the world's developed economies rated on its economic growth, although it fell behind a number of transition economies such as China.

The increase in domestic demand and sustained economic growth in general were largely factored by fast-expanding demand for services and goods on the part of households. Very high retail sales growth rates in 2004 (up by 12.1% from 2003) were preconditioned by a considerable growth of consumer crediting, decent growth of services purchased by the public (up 7%), and a decreased addiction to ruble-denominated personal savings observed in 2004 compared with 2003.

In 2004, inflation on the consumer market was 11.7% compared with 12% in 2003. The insignificant inflation slowdown was accounted for by outpacing growth of commodity prices closely linked to dynamics of global prices (prices for gasoline, diesel oil, principal foodstuffs).

Further economic growth and the relatively low inflation rate facilitated an increase in real disposable personal incomes, which rose by 7.8% compared with 2003. The monthly average nominal gross wages grew by 18.5% against 2003, to 8,736 rubles. The growth rate of real gross wages per employee amounted to 10.8%.

In 2003, the favorable macroeconomic situation and political stabilization created conditions that Russian and foreign enterprises required for active investment operations. Investments into fixed assets went up by 10.9% in 2004 versus 2003, compared with annual growth of 12.5% in 2003.

This advantageous situation has laid sound foundations for vigorous media and advertising and IT market growth in the coming years.

Media market overview

According to data provided by the Association of Russian Communications Agencies (AKAR), the Russian market for media advertising expanded at a 33% annual rate in 2004. Spending on advertisements was as follows:

Volume of the Russian advertising market, (million $)

Media	2002	2003	2004	Growth 2004 vs. 2003	2005F
TV	920	1 240	1 700	37%	2120
Radio	115	155	200	29%	235
Press:	755	935	1 200	28%	1390
newspapers	165	195	250	28%	290
magazines	260	350	470	34%	560
promotional publications	330	390	480	23%	540
Outdoor advertising	400	530	710	34%	850
Internet	11	18	30	67%	37
Advertising in cinemas	9	12	15	25%	18
TOTAL	2 210	2 890	3 855	33%	4 650

Source: AKAR

Structure of the Russian advertising market in 2004, (%)


18%
44%
13%
12%
7%
TV
Outdoor advertising
Promotional publications
Magazines
Newspapers
Radio
Internet

Source: AKAR

AKAR does not take into account BTL advertising, considered separately since 2003. AKAR estimates that the market for BTL services exceeded $1 billion in 2004. Thus, Russia's overall advertising market has grown close to the $5 billion mark.

Share of regional advertising in the total market, (%)

Media	2002	2003	2004
TV	23	23	24
Radio	30	35	40
Press	21	22	23
Outdoor advertising	44	44	45
TOTAL	**26**	**27**	**28**

Source: AKAR

St. Petersburg is the leader among Russian regions, with an advertising market estimated at $200 million. It is followed by Ekaterinburg, Novosibirsk, Samara and Krasnoyarsk. The overall volume of the advertising market in Russian cities with a population of 1 million or more (without Moscow and St. Petersburg) totaled over $300 million, and that in 20 cities with inhabitants of 500,000 to 1 million, $210 million.

According to data of the BBDO Group, the advertising market expanded 37%, and this year is expected to grow at least 30% due to higher attractiveness of advertising for Russian advertisers and strengthening competitiveness. Moreover, western companies which have not dealt with Russia have started entering the Russian market.

According to the UK's ZenithOptimedia, the Russian advertising market has remained a phenomenon in comparison to European and global activity as no one developed country shows an increase in advertising investments close to 30%. This growth is slowing compared to past years, but has remained significant. Next year it is expected, under estimates of AKAR, to total at least 21% as the advertising market is forecast to move closer to the $6 billion benchmark level (taking into account BTL advertising and production).

Growth of the global advertising market, (%)

		2003	2004	2005F
Russia		42.0	33.0	28.0
	TV	37.0	37.0	23.0
	Internet	50.0	66.0	96.0
USA		6.0	8.8	8.5
	TV	10.0	10.0	11.0
	Internet	15.0	25.0	17.0
Europe		1.4	5.4	4.5
	TV	7.0	4.0	5.0
	Internet	21.0	15.0	10.0

Source: AKAR, ZenithOptimedia, Aegis, Eurostat

Under estimates of TNS Gallup AdFact, the growth rate of the Russian advertising market could remain high since spending on advertising per capita surged to $24 from $18 but has not reached the average global level.

Advertising spending per capita in 2004


Russia
$24
Poland
$81
Czech Republic
$132
Hungary
$192
Europe
$286
USA
$454

Source: ZenithOptimedia, World Factbook

Despite the impressive results, the market boom is unlikely to stop in 2005. In Western Europe, the advertising market equals about 1% of GDP and in the US the rate is 2.25%. That of Russia is estimated at 0.7-0.8% of GDP and thus it is believed to have room for further growth. Moreover, the cost of advertising exposure is substantially lower in Russia compared to Western Europe, the US and even to Eastern Europe. The market has further to grow until the cost of advertising exposure to personal income ratio equals that in other countries.

According to data from AKAR, ongoing market growth will be accompanied by an increase in television's share. In 2005, TV channels will account for about 45.6% of advertisers' spending and in 2006, this rate will reach 47.2%. According to data from TNS Gallup AdFact, in 2004 certain changes in the most advertised entities in various media were reported. In 2003, beer, refreshment drinks and cleaning agents were leaders in TV advertising, and in 2004, mobile communications services were in the top 3.

Share of the advertising market in GDP, (%)

	2002	2003	2004
Russia ($)	0.59	0.64	0.69
Poland ($)	1.32	1.31	1.43
Czech Rep. ($)	1.43	1.23	1.53
Hungary ($)	1.88	1.80	2.24
Europe (€)	0.80	0.90	0.90
USA ($)	2.25	2.24	2.25

Source: AKAR, ZenithOptimedia, Aegis, Eurostat, Database Central Europe

Internet advertising showed the most solid growth with annual expansion of 66%. One should take into account that due to peculiarities of AKAR methodology (weighing only advertising through agencies) advertisement placed at resources directly, which contributes a lot to overall amount, was not accounted for. Contextual online advertising was not assessed when total figures for the industry were presented since methodology for assessing it has not been developed yet. As a result, the market for online advertising could be significantly larger.

Higher advertisers' interest in the market has made TNS Gallup Media create a department in charge of research into online advertising. As head of TNS Media Intelligence Jean Michel Portier said that in in Russia, the proportion of online advertising in overall advertising spending was too small yet but he was sure in 4-5 years it would increase to 5%.

Under analysts' estimates, in 2005 the advertising market on Russia's Internet is to hit about $80 million (against $40-50 million in 2004). By 2007, the online advertising market is expected to reach $190 million and show annual growth of 60%. It is forecast to outpace other segments until it achieves a 5% share of the advertising market, as in the US. Under estimates of the Russian Communications Ministry, the increase in Internet traffic has already exceeded 160% and the overall number of Russians using the global network totals, under various estimates, 16 to 18 million people.

Thus, the Russian market is programmed to grow ahead of the global rates.

IT market overview

The Russian IT market has remained one of the fastest-growing segments of the economy, with an annual average growth rate of 23-25%.

Russian IT market growth ($ billion)

	2001	2002	2003	2004	2005F	2006F
Total	4.4	5.9	7.1	9.0	11.0	13.6
IT consulting	0.8	1.2	1.4	1.8	2.3	3.1
IT equipment	3.1	3.8	4.7	6.0	7.2	8.6
Software sales	0.5	0.9	1.0	1.2	1.5	1.9

Source: IDC, CNews

IT market share of GDP (%)

	2002	2003	2004	2005F
Russia	1.50	1.89	1.99	2.10
USA	4.50	4.50	4.80	5.20
Poland	1.70	2.00	2.30	2.40

Source: IDC, Gartner, Eurostat, World Bank, Cnews

As is clear from the table, IT market share in the nation's GDP is increasing continuously.

For the present, the market has remained technically-oriented since equipment supplies account for the largest share. Yet equipment supplies are gradually declining in volume, perfectly in keeping with general global trends where services take up the largest share. Decrease in the IT equipment share is prompted mainly by IT consulting's expansion.

IT services demonstrate the greatest growth potential since corporations have already been through the first IT equipment «saturation» phase, now moving gradually to building business processes based on information technologies. IT costs account for 21% in the expenditure pattern of Russian enterprises, below the rates of western Europe where IT services take up around 30% of budgets. Hence, Russia possesses an excellent opportunity for considerable growth.

IT services share of IT markets in certain counties


Russia 21%
Poland 28%
Hungary 34%
Spain 36%
Czech Republic 37%

Source: IDC, Cnews

The IT services market is expected to grow on the demand for various IT systems implementation services and IT infrastructure development on the part of Russian companies and government.

Currently, systems integration services and custom-built software account for the greatest part (33% and 27% respectively) of revenue of Russia's IT services market. Software and hardware implementation and maintenance (18%) also represent a sizeable market sector.

Rated on their growth pace, the least-developed market segments outrun average market rates. Hence, in 2003, overall market growth totaled 20% only while revenue from IT companies' outsourcing and consulting services grew by almost 40%, and from training services sales by up to 30%.

IT services market breakdown by sector in 2004


27%
33%
18%
10%
12%
Outsourcing
System integration
Custom made programming
Implementation & support
Other

Source: IDC, Cnews

As for the estimated significance of implemented technologies, centralized IT information control systems and storage systems were among the top five most important.

It should be noted separately that government institutions accounted for the largest share of total expenditure on information technologies, in keeping with general global trends. According to Expert magazine, orders in 2004 from governmental organizations and IT programs financed by international finance institutions on behalf of Russian government agencies were responsible for approximately 25% of the whole IT market.

Considerable federal IT-related expenditure has triggered similar tendencies in Russian businesses, especially those engaged in the sphere of financial services, the energy sector, consumer products and retail sales. To enhance their efficiency under conditions of tougher competition, they demonstrated increasing demand for business process automation software, for instance enterprise resource-planning (ERP) and client relations management (CRM) systems. Furthermore, the banking sector and the services sector are expected to expand rapidly, and by 2008, banks will join the top three largest IT consumers.

The government's intention to create a favorable climate for IT development could be a major growth driver for the industry. For example, in November 2004, the Cabinet approved 'The Concept of Development of the Information Technology Market in Russia', which, among other important measures, envisages the establishment of several technology parks (technoparks). Their main advantage is the creation of a large pull of IT specialists, offering good telecommunication infrastructure and tax privileges to participating companies.

RBC's Media Products and Services

News and Quotes. The Company generates more than 1,300 news and analytical items daily on all aspects of the Russian economy and a variety of international themes of interest to the Russian business community. Government institutions, leading domestic and international financial organizations, trading floors, banks and major Russian and foreign corporations are constantly placed in the spotlight by RBC correspondents.

RBC provides its clients with a wide range of news lines, analytical surveys, articles, business press digests, announcements of forthcoming events, economic ratings and rankings and marketing research reports. Information is available online, through other electronic technologies and provided in hardcopy print upon a client's request. RBC's information is also distributed via leading global news agencies such as Bloomberg, COMTEX, Lexis-Nexis, Screaming Media, Reuters (Factiva), Tenfore and Dialog Corp.

The Company has also developed a number of market analysis software products, online financial tools, instruments for graphic analysis, interactive databases and trading platforms for subscribers to its paid resources. RBC provides online quotes and interactive graphs from major Russian and international exchanges. RBC's information terminal QuoteTotal with huge volumes of data on the Russian market has become one of the Company's top selling products intended for financial market professionals.

РосБизнесКонсалтинг



RBC daily



c-news



autoNews.ru



New product launches made in 2004 include an online bulletin board service to connect buyers and sellers of different businesses (www.biztorg.ru), an aggregation of a wide array of ratings and rankings on different topics (RBC Ratings) and an online board on real estate and construction intended primarily for premium class housing offerings (RBC Real Estate). The Company expects these to drive its subscription revenue going forward, and increase RBC's popularity as a provider of a full spectrum of business data and related value-added services.

Online advertising. RBC maintains Russia's largest financial and economic portal, www.rbc.ru, the biggest banner exchange network on the Russian Internet, as well as 12 other online resources mainly targeted at the business community and other specialized audiences. These include the RBC Daily analytical business newspaper; the Quote.ru financial web site; Internet portals dedicated to hi-tech news (Cnews.ru), the automotive market (Autonews.ru), tourism and travel (Turist.ru); an educational online resource for students (5ballov.ru) and the Utro.ru daily electronic newspaper. By the end of 2004, the monthly audience of the Company's business sites reached 3.2 million users compared to 2.3 million in 2003, and the total monthly audience of all RBC's sites was 5.7 million people compared to 4.0 million in 2003. The overall growth in usage, combined with the high demographic quality of the audience, enabled RBC to raise its Internet advertising rates by 30% in 2004, and to announce that the next 30% rate increase would be in April 2005.

Among the companies that became RBC's new advertising clients in 2004 are Autokey, AvtoSpecCentre Audi na Taganke, Arbat Prestige, Web-invest Bank, Glavmosstroy,


Quote.ru

Guta Insurance, Euroset, Irkut, Konfael, CIT Asset Management, Prospect Investment, Rosgosstrakh, Citibank, Construction Group Su-155, TNK-BP, Citroen, Kyocera, LG, Mercedes Benz Center, MUSA MOTORS, Panasonic, SAP and Sun Microsystems. The total number of RBC's advertisers reached 1,700. The Company offers 'Internet + TV' advertising packages to the majority of its clients. It has a strong sales force, generating 80% of RBC's advertising revenue on the Internet and TV, with the remaining 20% coming from different advertising agencies. These include BBDO, CIA, Grey, Maxima, M-one (MindShare), Salesup and Young & Rubicam.


Недвижимость

The popularity, reliability and timeliness of information offered, along with the uniqueness of the business audience, determine the quality of RBC as an advertising platform, currently the most efficient on the Russian Internet. The Company's business audience primarily consists of affluent, highly-educated people capable of making significant purchasing decisions. This enables RBC to charge per-user advertising rates that are 10 to 15 times higher than those of Internet media resources intended for the general audience. According to the Company's estimation, it holds approximately half of the Internet advertising market in Russia.




РБК.Рейтинг

Marketing communications. Using the strong recognition of its brand in the business community, partner relations with other mass media as well as experience gained in the sphere of organization of efficient advertising campaigns, RBC continues to develop its marketing communications branch. The Company holds international business conferences and acts as an advertising agency for clients spending a considerable part of their advertising budgets on RBC's media resources. The Company also organizes such prestigious national business contests as «Person


Утро.ru


TURIST RU


5баллов ru

of the Year» and «Company of the Year.» In 2004, RBC acquired rights to the «Best Brand/EFFIE» award program in marketing and advertising given to the most successful projects and campaigns in the field of creation and promotion of brands on the Russian market.

RBC TV. The RBC TV channel, one of the Company's most ambitious projects, was launched in September 2003 and ever since has been the only business television channel in Russia. The channel broadcasts economic, financial and relevant political news covering Russia and foreign markets. It also provides analytical reviews, forecasts and expert commentaries; interviews with top businessmen and politicians; business press reviews; special programs looking into issues of the day for Russian business.

The channel's target audience consists of business executives and employees of investment and insurance companies, banks, exchanges, investment funds, accounting and consulting firms, state officials, business media and other professionals needing up-to-date financial and economic information.

The channel is made by a team of professionals who release more than 50 general and financial news broadcasts a day, and over 24 different TV programs. More than 90% information on RBC TV is dedicated to Russia and created by the Company's staff. The Russian content is complemented with general and business international news coverage provided by CNBC, CNN, Bloomberg and other foreign information providers.

RBC TV has modern studious with cutting-edge equipment and high-grade technical capabilities. It widely employs continuously updated graphic and textual video-materials (crawlers, multi-image screens) that serve to illustrate and promptly reflect recent market changes. The television signal is beamed via the satellite channels of NTV-Plus and Cosmos TV, as well as via cable networks, through regional terrestrial operators and via the Internet.

In 2004, RBC TV continued to actively develop, expand its coverage and gain audience. According to the results of a research report produced by COMCON-Media, an independent media researcher, the television channel almost doubled its weekly audience from 1.563 million viewers in April 2004 to 3.094 million viewers in October 2004. The total coverage in Russia, i.e. the number of people to whom RBC TV was available, reached 37.465 million. This means, RBC TV's audience increased from 5.4% to 8.4% of the total coverage. The channel's daily audience on weekdays grew to 1.680 million people. In terms of the average viewing time, RBC TV came in third after two major national television channels. Furthermore, in 2004, RBC TV extended its distribution over to CIS countries, to include Ukraine, Kazakhstan, Belarus and the Baltic States. Eventually, the coverage of RBC TV outside Russia reached around 10 million people by the end of 2004, in accordance with the Company's estimations.

Average viewing time

TV channel	Minutes per week
ORT	414
RTR	253
RBC TV	**236**
STS	222
NTV	213
TNT-TV	186

Source: COMCON-Media, October 2004

Breakdown of RBC TV viewers by age


45%
18 to 30 years
31 to 50 years
over 50
33%
22%

Source: COMCON-Media, October 2004

Educational background of RBC TV viewers

Education level	RBC TV audience	High-income segment of RBC TV audience
Academic degree		
Higher education	56.9%	89.7%
Incomplete higher education		
Specialized secondary education		
Secondary education	43.1%	10.3%
Incomplete secondary education		

Source: COMCON-Media, October 2004

As a result of rapidly growing audience statistics and visible quality improvements, the total number of RBC TV advertisers increased to around 100. The key advertisers of RBC TV consist of financial organizations, including banks and insurance companies, real estate agencies, construction firms, business service providers, telecommunications and hi-tech companies, luxury goods producers as well as listed companies and debt issuers. These include Aton Capital, Aquarius, Aeroflot, Gazprom, Kazkommertsbank, Caligula Boutiques,

Capital Group, Konti Group, LUKoil, Industrial Group MAIR, MDM-Bank, IFC Metropol, Norilsk Nickel, Promsvyazbank, Rossiya Insurance Company, Tatneft, Troika Dialog, UralSib Financial Corporation, Audi, Blackwood Realty, BMW, Fujitsu Siemens, Genser, Hansgrohe and Partick Hellman Collection.

RBC's IT Business

RBC's IT branch grew organically within the company's media operations and developed into a fully-fledged IT business in 2000. RBC gained its extensive IT experience in technical support for intensive internet traffic and information flows and in software solutions to provide support for these flows. This software was the basis of the company's launch into the IT sector. During subsequent years, the range of products has substantially broadened, and now goes well beyond the internet sector. RBC's software range now includes tailored and off-the-shelf solutions (Corporate Portal, News Publisher, Leasing Automation, Media Monitoring & Analysis, etc) for different business segments, government contracts for software development, offshore programming, systems integration and consulting services. It has also gained broad expertise in the deployment of ERP, CRM, Docflow/Workflow and other business automation systems.

In 2004, RBC's IT branch developed at a pace exceeding the average market growth rate. The company's revenue from IT services increased 53%, whereas the Russian IT market expanded 25 to 27 %, according to various estimations. The total number of RBC's IT clients exceeded 250 organizations and companies in 2004. A diversified product portfolio, strong project execution capabilities as well as a favorable market condition became key drivers of RBC's growth in this field.

In the year under review, the Company significantly increased the number of contracts with different government agencies and state organizations. These involved large infrastructure projects, including establishment of distributed inter-regional computer networks, data storages, large-scale training of customer employees, etc. Such unique projects have been accomplished or are being implemented for the Federal Agency for Education, the Federal State Statistics Service (Rosstat), the Federal Customs Service, the Federal Agency for Atomic Energy (Rosatom) and other government agencies.

Breakdown of IT revenue by type of clients in 2004


45%
35%
20%
Russian corporations
Government contracts
Foreign clients

One of major projects implemented in 2004 was a complex automated system 'Auto-Transport' designed for tracking and controlling car imports to Russia and ordered by the Russian Federal Customs Service. The launch of this system, which will bring together 600 customs check points all over Russia, will enable the customs authorities to decrease illegal imports of automobiles and contribute tens of millions of dollars to the budget annually. Citizens will also benefit from the introduction of this system since it will simplify and speed up customs procedures and help protect the rights of honest buyers of motor vehicles.

Another example of a unique infrastructure project carried out by RBC is the development of a modern secured system aimed at controlling and tracking all credit transactions secured with movable property in the Russian Federation. The system was ordered by the Russian Finance Ministry and the funding was provided by the World Bank. The project was implemented in association with IRIS Center at the University of Maryland whose role was to create a general concept for the implementation of the project and give recommendations regarding necessary amendments to law in order to eliminate contradictions hampering the development of such type of credit deals.

The Company is successfully promoting its IT solution for the leasing industry developed on the basis of Microsoft Navision platform. RBC has designed additional modules responding to the specific needs of Russian leasing companies. This solution is enjoying good demand and has been deployed by such large customers as KamAZ-Leasing, LK-Leasing, Nomos-Leasing, and Tatarstan's largest leasing company, Tatkommunpromkomplekt. In 2004, the Company also provided offshore programming services to different foreign clients based in Kazakhstan, the USA, Great Britain, Australia and Ukraine.

All IT projects were accomplished at a high quality level, and many of them won recognition of prestigious IT forums. For example, the implementation of a CRM system at Kazkommertsbank received awards as 'the best integration project of the year 2004' at the Global CRM-2004 forum and as 'the best practice in implementing CRM solutions' at the First International CRM Congress in Moscow. The project www.etp.ru won an award for the creation and efficient support of an e-procurement platform for the Federal Agency for Atomic Energy at the E-commerce and Trade 2004 contest held by the Moscow government and the Russian Chamber of Commerce and Industry.

RBC has been rated 51st in the Deloitte Technology Fast 500 list among the fastest-growing companies of the hi-tech sector in Europe, the Middle East and Africa. The Company has been assigned this rating for the 3rd year running, and each time it was ranked among the top hundred. RBC was the only Russian company assigned a rating by Deloitte in 2004. The Company's annual average growth rate over the last five years amounts to 1,569%. RBC was also ranked Number 11 among leading software developers on the Russian IT market on the iOne-2004 rating list, with such giants as Microsoft and SAP occupying top positions.

In the year under review, the Company developed and implemented a career-planning system, encouraging employees to improve their professional skills.

The latest certification audit of the quality management system prolonged RBC's certificate of compliance with the requirements of international standard ISO 9001:2000 as applicable to the design, development and implementation of IT solutions until 2008.

In 2004, RBC's clients included Russia's largest institutions and companies, such as Kazkommertsbank, KamAZ-Leasing, LUKoil, Perekrestok retail chain, the Ministry of Finance of the Russian Federation, the Federal Agency for Education, the Federal Agency for Managing Federal Property, the Federal Agency for Atomic Energy, EvrazHolding, the Federal State Statistics Service, the Federal Customs Service, Tatkommunpromkomplekt, Golden Telecom, and Satari. RBC also acts as a system integrator and provider of solutions of such world's leading software vendors as Microsoft, Intel, IBM, Oracle, Siebel, Thawte, Verisign, Documentum, Sun, Saba Learning and i2.

chapter V

2004 Results and Strategy



Directors' Report

Strategic achievements. In media, RBC further reinforced its position as a leading provider of business and financial information for Russian-speaking audiences. The successful development of RBC TV, Russia's first business television station, as well as the launch of new Internet media products, enhanced the number of users of RBC's information resources, strengthened the Company's brand on a nationwide level, and allowed the broadening of the Company's advertising base to approximately 1,700 clients.

On the IT side, RBC has become one of major players in the field of software programming in Russia, with a broad portfolio of proprietary products and solutions. It also has partnership and cooperation agreements with some of the world's leading IT and software solution providers, including Microsoft, Intel, IBM, Oracle, Documentum and Siebel. The Company served to more than 250 IT clients in 2004. A significant increase in the order book mainly stemmed from a healthy demand for automation systems from state organizations and large and medium-size Russian companies.

In 2004, RBC was given 51st place on the Deloitte Technology Fast 500 rating of the fastest growing hi-tech companies in EMEA. It has applied for ratings three years in a row, each time scoring listings among the top 100. The company is the only Russian firm named on Deloitte's list in 2004, it registered an average five-year revenue growth of 1,569%.

Revenue. The Company outperformed its preliminary top-line growth target, and generated $79.7m against $71m projected initially. The Company's total full-year revenue (including RBC TV) soared 55% from $51.5m in 2003 to $79.7m in 2004. Media and IT revenue (excluding RBC TV) was up 38% from $45.5m in 2003 to $62.6m in 2004, driven by dynamic expansion in Online Advertising and IT Services. Media Services accounted for 46% of the total RBC sales, with IT Services bringing 32% and the remaining 22% coming from RBC TV.

The breakdown of revenue by business line

	31 December 2003 $ '000	31 December 2004 $ '000	Change Y-O-Y %
Media	28.5	36.7	29%
IT	17.0	25.9	53%
TV advertising	6.0	17.1	186%
Total	51.5	79.7	55%

Media Services. RBC's media revenue (excluding the TV channel) amounted to $36.7m in 2004, up 29% from $28.5m in 2003. This total consists of subscription and marketing communications services and advertising placed on the Company's web sites. The largest revenue increase was observed in the area of Internet advertising, which grew 46% to $21.8m. This growth was driven by new product launches, the increasing popularity of RBC's web sites and the fact that advertisers are willing to pay premium rates to reach the high quality audiences delivered by the Company via its online resources. Another important factor was promotion given by RBC TV.

By the end of 2004, the monthly audience of the company's business sites reached 3.2 million users (compared to 2.3 million in 2003), and the total monthly audience of all RBC's sites was 5.7 million (compared to 4.0 million in 2003). The overall growth in usage, combined with the high demographic quality of the audience enabled RBC to raise its Internet advertising rates by 30% in 2004, and to announce that the next 30% rate increase would be in April 2005.

RBC TV. Last year the RBC TV station turned in excellent results and outperformed the management's forecast, delivering $17.1m in revenues compared to the initially forecasted $16.0m, due to efficient marketing and impressive audience statistics.

According to the independent media researcher COMCON-Media, RBC TV's weekly audience in Russia almost doubled, soaring from 1.563 million viewers in April 2004 to 3.094 million in October 2004. The coverage, i.e. the number of people who can watch the channel in Russia, reached 37.456 million. This means that RBC TV's core audience rose from 5.4% to 8.3% of the total coverage. The average daily audience reached 1.680 million people on weekdays. As a result of rapidly growing audience statistics and visible quality improvements, the total number of RBC TV advertisers increased to around 100, and the average capacity utilization rate reached around 15% of available advertising time.

IT Services. RBC's revenue from IT Services rose 53% from $17.0m in 2003 to $25.9m in the reported period, due to its diversified product portfolio, strong project execution capabilities and favorable market trends. The wide brand recognition of RBC amongst the business community was an additional growth factor. This total consists of the development of tailored and turn-key IT solutions, the customization and implementation of products created by leading international software vendors, and system integration services.

In 2004, RBC's IT business increased its pipeline of state contracts to 35% of total IT revenue. Large and medium-size Russian companies accounted for 45% of the order book, and foreign clients brought the remaining 20% of the revenue. In 2004, RBC broadened its client base among state organizations and continued providing a growing scope of IT services to various state agencies. In the area of offshore programming, RBC's foreign clients are based in Kazakhstan, the USA, the U.K., Australia and Ukraine. By the end of 2004, the total number of clients increased by about 25% to exceed 250.

Net income. As the television channel continued progressing on schedule, and alleviated much of its pressure on the Company's bottom line, the consolidated net income dramatically increased from $3.9m (8% of revenue) in 2003 to $10.4m (13% of revenue) in 2004.

Strategy

The Company has been growing intensively over the past four years — its revenue has risen by at least 50% annually. The main objective of the RBC management for the next few years will be to sustain the current growth rate. The Company intends to reach this objective through the development and implementation of new projects as well as through the acquisition of attractive media and IT assets.

The Russian media market is currently demonstrating remarkable growth. Despite its overwhelming increase in 2001 to 2004 (the compound annual growth rate totaled 43% in this period), media advertising budgets are still growing roughly at the same pace. Russia has just begun to catch up with its East European neighbors: the share of the advertising market reached 0.7% of Russia's GDP in 2004, whereas in Poland, the Czech Republic and Hungary, the figure stood at 1.3, 1.2 and 1.8 percent respectively. In terms of advertising spending per capita, Eastern Europe is outstripping Russia by more than five times.

Under these conditions, the Company's strategy is to capture dominating positions in various lucrative niches of the media market and to retain leadership in those areas where it is currently conducting active operations. RBC primarily plans to focus on electronic media, whose share of the advertising market exceeds 50% and, according to expert estimations, will advance further. Particular attention will be paid to increase the Company's presence in the television sector and on the Internet to reach new audiences and thus gain access to new types of advertisers.

RBC also plans to expand into the Ukrainian media market, which has enormous growth potential. Statistics show that Ukraine's population is only three times less than the population of Russia, whereas the Ukrainian advertising market is about ten times smaller. This ratio is very likely to level out in the next few years, driven by the advancement of democratic reforms, overall economic growth in the country and increasing cooperation with the European Union.

RBC TV's primary objective for 2005 will be to expand its distribution in Moscow so that to make the channel available to every household in the city. The management believes an increase in the Moscow audience coverage will be the main driving force behind the growth of the advertising revenue of the business TV channel.

The Company is going into 2005 with an excellent momentum and solid basis for further expansion. Looking forward, RBC intends to build on its current success and develop its business in accordance the strategy outlined above.

chapter VI

Risks and Risk Management



Risk structure

The Company's commercial operations depend on a lot of external and internal factors and may be subject to negative impact. Both quarterly and annual results of the company's operations may substantially change in the future because of many factors, most of which are not under the control of the Company or its managerial bodies. Such factors include the following:

- *the development of the political situation in Russia*
- *changes in the macroeconomic conditions under which the Company operates*
- *changes in the conditions applicable to advertising, information technology, the Internet and television broadcasting*
- *seasonal trends relating to subscriber usage of services*
- *the demand for advertising and seasonal trends relating to advertising expenditure*
- *the Company's ability to protect its systems from any telecommunications failures, power loss or software-related system failures and*
- *the extent to which the Company experiences increased competition in the markets for information technology, advertising and Internet services.*

Other factors that may cause the Company's operating results to fluctuate significantly, which factors are at least partially under the Company's control, include:

- *the rate of new client and subscriber acquisitions*
- *the timing and effectiveness of the Company's marketing efforts to acquire subscribers and promote the Company's brand*
- *expenses related to upgrading the Company's computer systems and related infrastructure and*
- *the timing and effectiveness of the Company's investment into the development of new software products.*

The Company may be unable to reduce its expenses quickly enough to offset any unexpected revenue shortfall, and this could have a material adverse effect on its business, operating results and financial condition. There is therefore some likelihood that in the future the Company's quarterly operating results may fall below these expectations of market analysts and investors. In such circumstances, the price of the Company's shares may suffer a negative impact.

Risk management and internal controls

RBC is dedicated to the identification, monitoring and management of risks connected with its operations. The management is ultimately responsible to the Board of Directors for the Company's system of internal control and risk management. To achieve the best possible combination of profitability and risk the Company has developed and adopted a risk management system that covers regulatory, legal, property, treasury, financial reporting and internal control. The management has established a clear organizational structure with lines of authority and control responsibilities. Each division is answerable for implementing mechanisms to manage risks within its business line. These mechanisms include:

- *operating and strategic planning process for all businesses within the Company*
- *annual budgeting and regular reporting for all businesses, which allow the management to monitor progress against financial and operational performance targets and metrics and evaluate trends*
- *recommendations and limits for approval of expenditures and investments*
- *policies and procedures for the management of financial risk, compliance with a centralized corporate commercial policy to decrease credit risk*
- *Code of Business Conduct which is applicable to all employees*
- *unified IT standards and timely renewal of the Company's technical equipment to minimize information risk*

- *assistance from independent advisors to receive an unbiased professional opinion on complex transactions.*

An internal audit function operates under a Charter which defines objectives, authority and responsibility of the Internal Audit Department. The goals of the Internal Audit Department is to provide an independent assessment of risk, condition of assets, commercial and financial discipline at the Company; assessment of the effectiveness of the accounting and internal control systems; assessment of compliance with internal rules and procedures.

The key responsibilities include:

- *developing a plan of activity to define internal audit priorities and making sure it complies with the Company's aims, based on the results of a risk analysis*
- *advising senior executives on risk management and control*
- *assisting Company management to determine further steps following audit procedures, as well as monitoring their implementation*
- *coordinating activity and ensuring interaction between Company departments (accounts, legal, HR, etc.)*
- *ensuring the Company's accounting and tax procedures comply with law.*

The Internal Audit Department functionally reports to the Audit Committee of the Board of Directors and administratively to the General Director of the Company. The full text of the Charter of the Internal Audit Department is available on the Company's web site.

chapter VII

Capital Stock of the Company



Authorized Capital

All shares in the Company are common shares. Each common share in the Company has an equal par value and gives an equal amount of rights to its holder. Holders of common shares of the Company can participate in a general meeting of shareholders in accordance with the Federal Law 'On Joint-Stock Companies' and have a right to vote on all issues within the bounds of its authority; they are also entitled to receive dividends, and in the event of liquidation of the Company, they are entitled to receive part of its property (a liquidation quota).

On January 12, 2004, the Board of Directors of OAO RBC Information Systems resolved to increase the authorized capital of the Company by RUR15,000 by issuing 15,000,000 additional shares with a par value of RUR0.001 each and place them through public offering. The placement was completed on October 12, 2004.

At present, the authorized capital of the Company is RUR115,000. It consists of 115,000,000 common registered shares with a par value of RUR0.001 each. All shares in the Company were issued in a form of common registered non-documentary shares.

Capital Structure
(as of 31.12.2004)


63%
37%
Original shareholders
Free-float

Major Shareholders (over 5%)

(as of 31.12.2004)


25
20
15
10
5
0

22.17% *Alexander Morgulchik*
21.07% *Dmitry Belik*
19.25% *German Kaplan*
7.59% *National Depository Center Non-Commercial Partnership**
6.90% *ZAO ING Bank (Eurasia)**
6.66% *J.P. Morgan Bank International**

* nominee shareholders

RBC common stock is listed on the Moscow Interbank Currency Exchange (MICEX), the abbreviated ticker symbol is RBCI. In addition, it is traded on the Russian Trading System (RTS), the abbreviated ticker symbol is also RBCI. At the end of 2003 RBC shares were included in the RTS index.

RBC established a Level-1 ADR program (ticker symbol: RINFY, CUSIP number: 75523Q102) for its common stock on March 24, 2005. One ADR represents four ordinary shares. ADRs are tradable on the OTC market. The main goal of the issuance is to enable international retail and institutional investors to participate in the share capital of RBC.

Dividends

RBC is a growth story. It operates in rapidly growing industries, develops new products and services and enters new sectors of the media and IT markets, which requires the implementation of a comprehensive investment program. In accordance with recommendations of the Board of Directors of the Company approved by the Annual General Meeting of Shareholders, the Company's retained earnings for 2004 will be reinvested. RBC is planning to stick to this policy for the next several years. This strategy is in line with Western practice, and the Company will adhere to it as long as its performance sees impressive growth.

Share Option Programs

The Company intends to use up to 4% of the Company's ordinary shares during the next three years towards the implementation of share option programs to incentivize eligible employees. The aim of these programs will be to create an additional mechanism of personnel motivation, retain key employees and set up an incentive for the efficient work of the Company's management. Share options will be offered at a price equal to 130% of the RBC market share price as of the date of decision to issue these share options. The Compensations Committee makes a decision on the issuance of share options, the inclusion of employees into the share option program and the number of options to be granted to each particular employee in consideration of proposals made by the Executive Board and the Board of Directors of the Company. At the end of the options maturity period, which is set by the Board of Directors, the Compensations Committee determines the number of options that will be actually granted based on the evaluation of performance of eligible employees and submits its decision for approval by the Board of Directors. In accordance with the conditions of the share option program, the Company will have a priority right to purchase shares from employees, who received them under the framework of the share option program.

chapter VIII

Corporate Governance



Corporate Governance Principles

The main principles of the Company's corporate governance policy are:

- *to observe the ethical principles of business conduct*
- *to have an equal attitude towards all shareholders*
- *to give shareholders a real opportunity to exercise their rights*
- *to disclose information about the Company in a timely manner*
- *to observe the rights of interested persons, including those of the Company's employees*
- *to run the business and manage day-to-day activities of the Company reasonably and in good faith*
- *to efficiently control the financial and economic activities of the Company.*

The Company has adopted its Corporate Governance Code, which is comprised of rules and principles of the Company. The code consists of a number of fundamental documents, disclosing the Company's policies and targeting an increase in the Company's investment attractiveness. These include the Regulation on Information Policies, the Regulation on Dividends, and the Regulation on Material Corporate Transactions.

Shareholder Rights

In order to increase the general investment attractiveness of its assets, RBC has undertaken a range of heightened obligations in accordance with Western corporate governance standards to minimize the risks of infringement of shareholder rights.

RBC's internal documents do not envisage any restrictions on minority or foreign shareholders having stakes in the Company. A shareholder owning more than 2% of the Company's shares can exercise his rights as provided in the Company's Articles of Association and current Russian legislation upon presenting the statement of depositary account (in the event that share ownership rights are registered in the depositary account). Maintenance of the registry of shareholders is in the hands of a registrar, which is completely independent from RBC.

To minimize the risks connected with mergers and acquisitions as well as reorganization processes and to ensure transparency of decisions taken while making material transactions, RBC has adopted the Regulation on Material Corporate Transactions. This document enables the Company's shareholders to influence the above-mentioned activities. The Company's annual general meeting elects the Board of Directors through cumulative voting, the most favorable way for minority shareholders.

External audit is held by a company with an excellent reputation on the market of professional audit services. The external auditor does not render any other services to the Company, which guarantees the independence and objectiveness of the auditor's report.

Governing Bodies

The quality of the corporate governance system critically depends on the efficient functioning of governing bodies. In terms of organization of their work, RBC strives for compliance with world corporate governance standards.

The supreme governing body of the Company is the General Meeting of Shareholders. Strategic issues and control over the implementation of the strategy by the Company's management fall within the ambit of the Board of Directors. To increase the quality of the Board's performance in general and the efficiency of decisions made, the Audit and Compliance Committee and the Compensations Committee have been created. They consist of independent and non-executive directors. Each committee has its own duties. The Audit and Compliance Committee is responsible for risk management and control over the financial and economic activities of the Company, and the Compensations Committee determines remuneration policies.

Among the members of the Board of Directors are five foreign nationals, who bring in their professional experience to the Company. Four of them are independent directors playing an important role in protecting the rights of minority shareholders. The Board of Directors held 12 meetings in 2004.

Internal control over financial and economic activities in RBC is exercised by the Internal Audit Department, whose activities are regulated by a separate document. Evaluation of the internal control system by the Board of Directors warrants constant improvement of internal control procedures and their efficiency.

The Company's internal documents set forth the procedures for declaration of affiliation by the members of the Board of Directors and executive bodies as well as their obligations to disclose information on the holding of the Company's securities. This makes it possible to easily identify related-party transactions and avoid conflicts of interest. Executive bodies are obliged to regularly present relevant information about the Company's current activities to the Board of Directors, thus enabling the Board to make well-informed and timely decisions whenever risks for the Company's operations occur. RBC's personnel reserve for substitution of those occupying key posts ensures the management's succession and decreases the risk of the loss of control.

Being the sole-member executive body of the Company, the General Director oversees its day-to-day activities, excluding those that fall within the competence of the General Meeting of Shareholders and the Board of Directors. The General Director is the head of the collective executive body, which is the Executive Board.

Information Disclosure

The Regulation on Information Policies, approved by the Company's Board of Directors, determines the type and volume of information to be disclosed as well as its timeliness and equal availability for all interested persons. To ensure control over the use of insider information, RBC has adopted the Regulation on Insider Information.

All current information about RBC's activities is presented on the corporate website. The Company discloses its internal regulatory documents, including regulations on governing bodies, the Articles of Association, etc. Information that may seriously influence the price of the Company's shares is also available for the public. Material facts concerning the Company's activities have been structured in such a way that a shareholder can trace the history of events he is interested in. Quarterly reports, presented in the same way, allow investors and interested persons to trace the dynamics of the Company's development.

A separate section of the website is dedicated to information for investors and shareholders and considerably facilitates access to various materials. For example, prior to holding a general meeting of shareholders, all AGM-related information is made available in this section. In addition, the Company informs its shareholders of material facts through the print media. Consolidated financial statements in accordance with International Financial Reporting Standards are also publicly available. RBC regularly issues press releases for investors, holds meetings and conference calls with analysts and shareholders as well as participates in different investment conferences, forums and road shows.


СВИДЕТЕЛЬСТВО
A

RBC has been given the highest estimate in a corporate governance rating prepared by Expert RA rating agency. The company was assigned an A-class rating on the basis of research held in 2004. RBC has improved its corporate governance figures considerably over the past six months and has climbed from «B++» to the rating's top group. In addition, according to the results of the Transparency and Disclosure Survey of Russia's 60 leading public companies conducted by Standard & Poor's international rating agency, RBC has ranked among the 14 most transparent companies. The Company has also received an IR Magazine award for achievements in the field of investor relations among Russian small- and mid-cap companies.

Board of Directors

German Kaplun



Chairman of the Board of Directors

Member of the Compensations Committee

Mr. Kaplun began his career in software consulting and had previously held the position of Director of Banking Technology in a Moscow-based software development company. Before concentrating solely on RBC in 1998, he was a co-owner of Makprombank. At present he holds a participation interest in a real estate business. Education: a Master of Science degree from the Moscow Technical University, Ph.D. in Economics from the Russian Economic Academy.

Shares held in the Company: 19.25%.

Alexander Morgulchik



Vice Chairman for Business Strategy and Development

Member of the Audit Committee

Mr. Morgulchik has had previous work experience in accounting and banking, and has participated in a number of commercial ventures, including a small bank, a computer hardware/software business and a real estate venture. He is still a partner in a real estate firm. Education: a Master's degree and Ph.D. in Economics from the Russian Economic Academy.

Shares held in the Company: 22.17%

Dmitry Belik



Board member and Chief Financial Officer

Mr. Belik has been a partner in other ventures along with Mr. Kaplun and Mr. Morgulchik, and is still a partner in a real estate firm. He has served as the RBC Chief Financial Officer since 1998. In 2004, Mr.Belik was named among the 30 most professional chief financial officers in the rating of the Russian Managers Association.

Shares held in the Company: 21.07%

Hans-Joerg Rudloff



Board member and member of the Compensations Committee

Mr. Rudloff began his career at Kidder Peabody, he worked for this firm in America and Europe and became Chairman of Kidder Peabody International in 1978. In 1980, he moved to Credit Suisse First Boston, where he became the driving force in the development of the firm's international business, as well as the International Capital markets. He was elected CSFB Vice Chairman and subsequently was appointed to the general management of CSFB in Zurich. In 1989, he became Chairman and CEO of CSFB, Europe's largest investment bank. In 1998, Mr. Rudloff joined Barclays Capital as Chairman of the Executive Committee. He also serves on the board of Novartis AG.

Shares held in the Company: 0%.

Neil Osborn



Board member and member of the Audit Committee

Mr.Osborn started his media career in 1972 as a reporter at the Daily Progress, Charlottesville, Virginia. In 1975 he became a shipping journalist, Lloyds List at the Liverpool Daily Post. In 1978 he joined Institutional Investor as senior editor. He joined Euromoney in 1983 as US editor and became editor of Euromoney at the end of 1985. He was appointed an Executive Director in February 1988. From 1990 he has been publisher and managing director of Euromoney. Mr. Osborn is also a Member of the Board for Euromoney Institutional Investor PLC.

Shares held in the Company: 0%.

Michael Hammond



Board member and member of the Audit Committee

Mr. Hammond is a Partner of City Capital Corporation Ltd. Recently he held the position of Managing Director at ABN-AMRO Rothschild. Prior to this, Mr. Hammond held executive director positions at Flemings, UBS Warburg and Swiss Bank Corporation. He began his career at Credit Suisse First Boston in 1982 and held various senior syndicate/capital market management positions in New York, Tokyo and London.

Shares held in the Company: 0%.

Yuri Mostovoy



Board member and number of the Compensations Committee

Prior to joining the RBC Board in 2002, Mr. Mostovoy served as the Global Head of Quantitative Fixed Income Research Group at Barclays Capital. In this capacity he was leading research and development of the global Fixed Income portfolio management system presently installed in over fifty large European institutional investor firms. Before this, Mr. Mostovoy worked with Lehman Brothers and held a Vice President position at Citibank in New York. He is also the President of his own company Interval LLC, which is engaged in the development of advanced investment portfolio management systems.

Shares held in the Company: 0%.

Givi Topchishvili



Board member

Mr. Topchishvili has more than 20 years of leadership experience in building global brands and guiding mid-tier and top-tier international companies. His strategic approach to building a business is reflected in his achievements as a founder of Global Advertising Strategies, a New York-based marketing and advertising company, where he successfully applied his methodology of aligning products with markets and optimizing marketing tactics for global clients. Education: a Master's Degree in Solid State Physics and a Doctorate Program in Physical Chemistry.

Shares held in the Company: 1.98%.

Sergey Lukin



Board member

Since 1991, Mr. Lukin has held management positions at Russian system integration firms in the oil and gas sector and in the banking sector. He began his career at Aeroflot in 1987. Education: graduate business education.

Shares held in the Company: 0.89%.

Oleg Dyatlov



Board member

Mr. Dyatlov began his career with one of the major system integrators in Western Siberia, and has held management positions at a number of system integration companies since 1989. Education: graduate business education.

Shares held in the Company: 0.19%.

Ekaterina Lebedeva



Board member, Director of RBC Reklama advertising agency

At the beginning of her career, Ms Lebedeva worked as a clerk at the Tekhnobank and eventually rose to the rank of the Deputy Head of the Treasury's Back Office. Subsequent professional experience includes a top managerial position at a company engaged in real estate valuation. Ms. Lebedeva joined RBC in 1999 where she had been holding the post of the Chief Administrative Officer and then headed the advertising branch within RBC's media business. Education: Financial Academy, Ph.D. in Economics from the Moscow Technological Institute.

Shares held in the Company: 0%.

Leonid Khazan

Board member, Director for Corporate Client Relations

Prior to joining the Company in 1998, Mr. Khazan held a management position at a Moscow bank where he was responsible for information processing. Education: Undergraduate degree in Managerial Economics from Moscow External Humanitarian University.

Shares held in the Company: 0%.

Remunerations to members of the Board of Directors were not paid over the past financial year. There were no changes in the composition of the Board of Directors in 2004.

General Director

Yuri Rovensky



General Director

Prior to joining the Company in 2000, Mr. Rovensky worked for the State Investment Corporation of Russia as a Counselor to the Chairman. Other relevant work experience includes positions at the Russian Union of Businessmen and Entrepreneurs and the World Bank's mission in Moscow. He also has an academic background, having held the position of Vice Chancellor of the Russian Economic Academy for 7 years. In 2004, Mr. Rovensky was named among the most professional managers in the rating of the Russian Managers Association. Education: Doctorate level degree in Economics from Moscow State University, with additional coursework in Marketing and Financial Analysis at the Harvard Business School and at Groningen University (Netherlands).

Interest held in the share capital of the Company 0%.

Remuneration paid in the 2004 financial year: 15[illegible],501 rubles.

Collective Executive Body (the Executive Board):

Chairman of the Executive Board:

Yuri Rovensky (General Director)

Executive Board members:

Artyom Inyutin (Media Business & RBC TV Director)
Alexey Kuzorkin (IT Business Director)
Ekaterina Lebedeva (Director of RBC Reklama)

Material Transactions

In 2004 the Company made a deal that is considered a material transaction under the federal law «On Joint-Stock Companies.» The company (as a borrower) concluded a contract with the Moskommertsbank commercial bank (as a creditor) on opening a credit line on the following terms: credit limit – \$4,500,000; interest rate – 13.25% per annum; commission for the opening and maintenance of the loan account – \$96,450; maturity – 5 years; interest payments shall be made on a monthly basis; the credit shall be repaid quarterly in equal tranches, starting on the 13th month of crediting. The deal was approved by the Board of Directors (minutes No. 26 dated February 12, 2004).

Related-party Transactions

In 2004 the Company made a number of deals that shall be considered related-party transactions under Russian legislation. In all the deals listed below, members of the Board of Directors and the General Director of the Company act as related parties.

1. *The provision of a loan of RUR17m during the period until 31.03.2005 by the Company to OOO RBC-Center. The deal was approved by the general meeting of shareholders.*
2. *The provision of a loan of RUR3m during the period until 31.03.2005 by the Company to OOO RBC-Center. The deal was approved by the general meeting of shareholders.*
3. *The provision of a loan of RUR30,000 during the period until 08.11.2005 by the Company to ZAO RBC Holding. The deal was approved by the general meeting of shareholders.*
4. *The provision of a loan of RUR20,000 during the period until 14.09.2005 by the Company to ZAO RBC Holding. The deal was approved by the general meeting of shareholders.*
5. *The provision of a loan of RUR50,000 during the period until 08.06.2005 by the Company to ZAO RBC Holding. The deal was approved by the general meeting of shareholders.*
6. *The provision of a loan of RUR25,000 during the period until 26.12.2005 by the Company to ZAO RBC Holding. The deal was approved by the general meeting of shareholders.*
7. *The provision of a loan of RUR2,000 during the period until 26.12.2005 by the Company to ZAO RBC Engineering. The deal was put to vote at the general meeting of shareholders.*
8. *The provision of a loan of RUR6m during the period until 25.05.2007 by the Company to ZAO RBC SOFT. The deal was approved by the general meeting of shareholders.*
9. *The provision of a loan of RUR87.135m during the period until 31.12.2004 by the Company to ZAO RBC SOFT. The deal was approved by the general meeting of shareholders.*
10. *The provision of a loan of RUR15m during the period until 31.12.2004 by the Company to ZAO RBC SOFT. The deal was approved by the general meeting of shareholders.*

11. *The provision of a loan of RUR25m during the period until 28.02.2005 by the Company to ZAO RBC SOFT. The deal was approved by the general meeting of shareholders.*
12. *The provision of a loan of RUR11m during the period until 29.12.2005 by the Company to ZAO RBC SOFT. The deal was approved by the general meeting of shareholders.*
13. *The provision of a loan of RUR75.25m during the period until 31.12.2004 by the Company to OOO RBC-Publishing. The deal was put to vote at the general meeting of shareholders.*
14. *The provision of a loan of RUR8m during the period until 31.12.2004 by the Company to OOO RBC-Publishing. The deal was put to vote at the general meeting of shareholders.*
15. *The provision of a loan of RUR36m during the period until 16.12.2005 by the Company to OOO RBC-Publishing. The deal was put to vote at the general meeting of shareholders.*
16. *The provision of a loan of RUR75m during the period until 22.12.2005 by the Company to OOO RBC-Publishing. The deal was put to vote at the general meeting of shareholders.*
17. *The provision of a loan of RUR9m during the period until 31.12.2004 by the Company to ZAO RosBusinessConsulting. The deal was approved by the general meeting of shareholders.*
18. *The provision of a loan of RUR121.7m during the period until 31.03.2005 by the Company to ZAO RosBusinessConsulting. The deal was approved by the general meeting of shareholders.*
19. *The provision of a loan of RUR7.1m during the period until 31.12.2004 by the Company to OOO Niken. The deal was put to vote at the general meeting of shareholders.*
20. *The provision of a loan of RUR43.29m during the period until 31.12.2004 by the Company to OOO Niken. The deal was put to vote at the general meeting of shareholders.*
21. *The provision of a loan of RUR21m during the period until 31.03.2005 by the Company to OOO Niken. The deal was put to vote at the general meeting of shareholders.*
22. *The provision of a loan of RUR75m during the period until 11.06.2004 by the Company to RBC Investments (Cyprus) Limited. The deal was approved by the general meeting of shareholders.*
23. *The provision of a loan of RUR10m during the period until 11.06.2004 by the Company to RBC Investments (Cyprus) Limited. The deal was approved by the general meeting of shareholders.*
24. *The provision of a loan of RUR41,032,410 during the period until 11.06.2004 by the Company to RBC Investments (Cyprus) Limited. The deal was approved by the general meeting of shareholders.*
25. *The provision of a loan of RUR48.5m during the period until 23.12.2004 by the Company to RBC Investments (Cyprus) Limited. The deal was approved by the general meeting of shareholders.*
26. *The provision of a loan of RUR45.6m during the period until 17.02.2004 by the Company to RBC Investments (Cyprus) Limited. The deal was approved by the general meeting of shareholders.*
27. *The provision of a loan of RUR206m during the period until 17.02.2004 by the Company to RBC Investments (Cyprus) Limited. The deal was put to vote at the general meeting of shareholders.*
28. *The provision of a loan of RUR34m during the period until 24.12.2005 by ZAO RBC TV to the Company. The deal was approved by the general meeting of shareholders.*
29. *The provision of a loan of RUR35.5m during the period until 28.12.2005 by ZAO RBC TV to the Company. The deal was approved by the general meeting of shareholders.*

OAO RBC Information Systems
Annual Report - 2004

Approved by the Board of Directors
Minutes No. 38 of 06.05.2005

Chairman of the Board
German Kaplun

General Director
Yuri Rovensky

Chief Accountant
Anna Ostrovskaya

Address

OAO RBC Information Systems
78, Profsoyuznaya str., Moscow 117393,
Russian Federation

Additional Information

A copy of RBC's 2004 Annual Report is also available at **www.rbcinfosystems.com**

Investor Information

Investment analysts who need additional information may contact Ms. Natalia Makeeva, Chief Investor Relations Officer, RBC Information Systems:

e-mail: **ir@rbc.ru**
tel.: + 7 095 363 1111
fax: + 7 095 363 1125
Web: **www.rbcinfosystems.com**

Common Stock

RBC common stock is listed on the Moscow Interbank Currency Exchange (MICEX), the abbreviated ticker symbol is RBCI. In addition, it is traded on the Russian Trading System (RTS), the abbreviated ticker symbol is also RBCI.

On March 24, 2005, RBC established a Level-1 ADR program for its common stock. One ADR represents four ordinary shares.

Ticker symbol: RINFY
CUSIP number: 75523Q102

Depositary: The Bank of New York
Traded: OTC

Registrar

ZAO IRKOL
Boyarsky Pereulok 3/4, bld. 1, Moscow 107078,
Russian Federation
tel.: + 7 095 208 1515
fax: + 7 095 208 3434

Independent Accountants

KPMG Limited
11, Gogolevsky Boulevard, Moscow 119019,
Russian Federation
tel.: + 7 095 937 4477
fax: + 7 095 937 4499

OAO RBC INFORMATION SYSTEMS

78, Profsoyuznaya str., Moscow

117393 Russian Federation